06012233

Impact
capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20548

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b)

Sincerely

Lawrence Litzow
Corporate Secretary
March 9 2006

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

ALLOTMENT OF SHARES - "B" PLACEMENT

The Company is pleased to announce that it has today approved the allotment of 600,000 shares to existing noteholders and sophisticated investors

The total number of shares now on issue is 65,153,118.

By order of the Board
Lawrie Litzow
Corporate Secretary
8-3-06

Impact capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

ALLOTMENT OF RIGHTS ISSUE AND PLACEMENT

The Company is pleased to announce that it has today approved the allotment of 4,120,300 shares to existing shareholders and sophisticated investors in respect of the non-renouncable rights issue.

The announcement made on 2 March 2006 advising that there was no shortfall in the rights issue was based on that issue being fully underwritten.

The total number of shares now on issue is 64,553,118.

By order of the Board
Lawrie Litzow
Corporate Secretary
6-3-06

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

Redemption of 12% Convertible Notes

The Company advises that it has elected to redeem 850,000 convertible notes ('Notes') at face value of $1.00 each plus accrued interest to 3 March 2006.

The Company has utilized capital raised from the recent placement to redeem these Notes. The Notes were due to be redeemed or converted by 30 June 2007.

5,150,000 Notes remain on issue.

By order of the Board
Lawrie Litzow
Company Secretary
03-03-2006

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

RIGHTS ISSUE

The Directors are pleased to advise that the non-renouncable rights issue has closed fully subscribed.

Undersubscription is therefore NIL

By order of the Board
Lawrie Litzow
Company Secretary
2-03-2006

Impact
capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

Offer of Ordinary Shares to All Noteholders

The Company advises that it has today mailed to all Convcertible Noteholders an offer to subscribe for ordinary shares in the Company on the same basis as the non-renouncible rights issue to shareholders (i.e.1 new share for each 10 convertible notes held)

The offer closes at 5pm Brisbane time on 3 March 2006

The offer is fully underwritten by Bell Potter Securities

By order of the Board
Lawrie Litzow
Company Secretary
24 2-2006

Impact capital

Level 9, 10 Felix Street, Brisbane Qld 4000
Ph: (07) 3211 9811 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

24 February 2006

Dear Noteholder,

Offer of Ordinary Shares to All Noteholders

You will be well aware that demand for the Company's loans is continuing to grow in line with expectations.

To enable us to fund this growth, we needed additional equity on which to base future growth. This additional equity should also help us to secure debt funding in the future.

We have therefore accepted the offer from Bell Potter Securities Limited to place shares at $0.52 with sophisiticated professional investors who will be likely to continue to support the Company's growth.

To ensure that shareholders are not disadvantaged, an offer is also being extended to them to subscribe at the issue price of $0.52 for 1 new share for every 10 shares they currently hold.

A prospectus has been prepared in relation to this offer to shareholders which contains further information about the company. You can download a copy of the prospectus from the ASX website at www.asx.com.au.

Similarly, we do not wish noteholders to be excluded from the opportunity to invest further funds at the issue price of $0.52 so we are offering to issue 1 new share for every 10 convertible notes you hold. No prospectus is required for the offer to noteholders.

The offer can be accepted by completing the **enclosed** application form and returning it to us before 5pm (Brisbane time) on Friday, 3 March 2006. Please note that the offer made under the prospectus cannot be accepted by noteholders.

The offers to shareholders and noteholders and the placement to sophisticated investors are underwritten by Bell Potter Securities Limited.

Thank you for your continued support of Impact Capital Limited.

Yours faithfully,
IMPACT CAPITAL LIMITED

Bruce Judge

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN

22 094 503 385

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares ('Shares')
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,875,000 released from restriction on 18 February 2006.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As set out in the company's constitution

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	n/a
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• Release of Escrow
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	n/a

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	38,635,318	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,000,000 24,414,500	Convertible Notes Ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As set out in the prospectus provided to ASX on 6 July 2005

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	n/a
12	Is the issue renounceable or non-renounceable?	n/a
13	Ratio in which the +securities will be offered	n/a
14	+Class of +securities to which the offer relates	n/a
15	+Record date to determine entitlements	n/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a
17	Policy for deciding entitlements in relation to fractions	n/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	n/a
19	Closing date for receipt of acceptances or renunciations	n/a

20	Names of any underwriters	n/a
21	Amount of any underwriting fee or commission	n/a
22	Names of any brokers to the issue	n/a.
23	Fee or commission payable to the broker to the issue	n/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	n/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	n/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	n/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a
28	Date rights trading will begin (if applicable)	n/a
29	Date rights trading will end (if applicable)	n/a
30	How do +security holders sell their entitlements *in full* through a broker?	n/a.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	n/a

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	n/a
33	+Despatch date	n/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	1,875,000 Ordinary shares
39	Class of +securities for which quotation is sought	Fully paid ordinary shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	38,635,318	Ordinary shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. ... Date: 17 February 2006
(Director/Company secretary)

Print name: Lawrence Litzow

== == == == ==

+ See chapter 19 for defined terms.

THORNEY PTY LTD

A.C.N. 008 595 453 A.B.N. 77 008 595 453
Level 2, 533 Little Lonsdale Street, Melbourne Vic 3000
Telephone 9247 4726 Facsimile 9247 4727

16 February 2006

BY FACSIMILE – 1900 999 279 **5 Pages**

Manager Company Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY 2000

Dear Sir/Madam,

Notice of Initial Substantial Holder - Form 603
Impact Capital Limited

I enclose by way of service Form 603 Notice of Initial Substantial Holder dated 16 February 2006 in accordance with Section 671B of the Corporations Act 2001.

I confirm that the original Form 603 has been forwarded to Impact Capital Limited by express post today.

Yours sincerely,

AVEE WAISLITZ
Director

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To: company name/scheme IMPACT CAPITAL LIMITED
ACN/ARSN 094 503 385

1. Details of substantial holder[1]

Name THORNEY PTY LTD ("Thorney") and each of its related bodies corporate listed in the attached Schedule "A" to this Notice (hereinafter collectively referred to as "Associates")

ACN (if applicable) ACN 008 595 453

The holder became a substantial holder on 13/02/06

2. Details of voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of Securities[4]	Number of securities	Persons' votes[5]	Voting power[6]
Fully Paid Ordinary Shares	5,769,231	5,769,231	9.45%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became and substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[7]	Class and number of securities
Thorney Pty Ltd	Beneficial Owner	5,769,231 Ordinary Shares
Thorney Holdings	By virtue of section 608 of the Corporations Act 2001	5,769,231 Ordinary Shares
Thorney Consolidated Holdings Pty Ltd	By virtue of section 608 of the Corporations Act 2001	5,769,231 Ordinary Shares
Pratt Holdings Pty Ltd	By virtue of section 608 of the Corporations Act 2001	5,769,231 Ordinary Shares
Pratt Consolidated Holdings Pty Ltd	By virtue of section 608 of the Corporations Act 2001	5,769,231 Ordinary Shares
Pratt Group Holdings Pty Ltd	By virtue of section 608 of the Corporations Act 2001	5,769,231 Ordinary Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above.

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[8]	Class and number of securities
Thorney Pty Ltd	Invia Custodians Pty Ltd	Thorney Pty Ltd	5,769,231 Ordinary Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration[9]		Class and number of securities Ordinary Shares
		cash	non-cash	
Thorney Pty Ltd	13.2.06	$0.52		5,769,231 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Thorney Holdings Pty Ltd ACN 006 262 835	Thorney Holdings Pty Ltd is the registered holder of all the issued shares in Thorney Pty Ltd
Thorney Consolidated Holdings Pty Ltd ACN 075 051 482	Thorney Consolidated Holdings Pty Ltd is the registered holder of all the issued shares in Thorney Holdings Pty Ltd
Pratt Holdings Pty Ltd ACN 004 421 961	Pratt Holdings Pty Ltd is the registered holder of all the issued shares in Thorney Consolidated Holdings Pty Ltd
Pratt Consolidated Holdings Pty Ltd ACN 104 958 581	Pratt Consolidated Holdings Pty Ltd is the registered holder of all the issued shares in Pratt Holdings Pty Ltd
Pratt Group Holdings Pty Ltd ACN 006 137 471	Pratt Group Holdings Pty Ltd is the registered holder of all the issued shares in Pratt Consolidated Holdings Pty Ltd

7. Address

The addresses of persons named in this form are as follows:

Name	Address
Thorney Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Thorney Holdings	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Thorney Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Pratt Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Pratt Consolidated Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Pratt Group Holdings Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne, 3000
Associates	See attached

Signature

Print name Avee Waislitz Capacity Director

Sign here date 16/02/06

THIS IS THE SCHEDULE OF 2 PAGES REFERRED TO IN THE FORM 603 NOTICE OF INITIAL SUBSTANTIAL SHAREHOLDER SIGNED BY ME AND DATED 16 FEBRUARY 2006.

....

Avee Waislitz
Director
THORNEY PTY LTD

SCHEDULE A

RELATED BODIES CORPORATE OF THORNEY PTY LTD

Ace Print & Display Pty Ltd, ACN 000 639 743, Level 2, 533 Little Lonsdale Street, Melbourne 3000

ARI R & D Holdings Pty Ltd, ACN 069 674 871, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Astrapak Pty Ltd, ACN 089 137 986, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Pty Ltd, ACN 080 534 416, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Burwood Terrace Holdings Pty Ltd, ACN 075 051 464, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Colstrup Pty Ltd, ACN 006 538 165, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Cotham Road Pty Ltd, ACN 098 015 055, Level 2, 533 Little Lonsdale Street, Melbourne 3000

EEG R & D (Holdings) Pty Ltd, ACN 069 602 062, Level 2, 533 Little Lonsdale Street, Melbourne 3000

HEP R & D Holdings Pty Ltd, ACN 069 095 174, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Ilaba Pty Ltd, ACN 069 171 160, Level 2, 533 Little Lonsdale Street, Melbourne 3000

J. Gadsden Pty Ltd, ACN 005 878 995, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Kerbside Papers Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Kingsthorne Pty Ltd, ACN 008 449 903, Level 14, 600 St. Kilda Road, Melbourne 3004

Lonsdale Mineral Exploration No. 2 Pty Ltd, ACN 081 412 348, Level 2, 533 Little Lonsdale Street, Melbourne 3004

Mason Duflex Displays Pty Ltd, ACN 080 570 430, Level 2, 533 Little Lonsdale Street, Melbourne 3000

McCredie Road Properties Pty Ltd, ACN 005 258 284, Level 14, 600 St. Kilda Road, Melbourne 3004

McKoy Street Properties Pty Ltd, ACN 098 493 817, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Mil-town Pty Ltd, ACN 006 262 844, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Northcourt Pty Ltd, ACN 006 564 870, Level 14, 600 St Kilda Road, Melbourne 3004

OVS Investment Corporation Limited, ACN 009 119 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Co. Pty Ltd, ACN 005 967 555, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Nominees Pty Ltd, ACN 005 788 214, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt & Security Pty Ltd, ACN 005 787 161, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Pty Ltd, ACN 075 051 455, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Energy Holdings Pty Ltd, ACN 075 051 517, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Finance Pty Ltd, ACN 005 449 632, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 2 Pty Ltd, ACN 104 958 572, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 3 Pty Ltd, ACN 104 958 545, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Holdings No 4 Pty Ltd, ACN 104 958 518, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Pty Ltd, ACN 074 489 553, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure Finance Pty Ltd, ACN 075 257 984, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Infrastructure No. 3 Pty Ltd, ACN 087 537 344, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt International Pty Ltd, ACN 005 787 959, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Investments Pty Ltd, ACN 005 019 027, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Pastoral Pty Ltd , ACN 098 839 304, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Pratt Research & Development Pty Ltd, ACN 005 534 609, Level 14, 600 St. Kilda Road, Melbourne 3004

Pratt Water Pty Ltd, ACN 099 764 235, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Prickly Pty Ltd, ACN 075 290 032, Level 39 55 Collins Street, Melbourne 3000

Ruddi Pty Ltd, ACN 006 818 597, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Salvage Paper Pty Ltd, ACN 101 429 716, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Southern Paper Pty Ltd, ACN 090 908 188, Level 2, 533 Little Lonsdale Street, Melbourne 3000

SPC One Properties Pty Ltd, ACN 008 545 542, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Sundowner Investments Pty Ltd, ACN 005 438 915, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thistle Custodians Pty Ltd, ACN 078 027 193, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Holdings Pty Ltd, ACN 006 262 835, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Equities Pty Ltd, ACN 080 075 207, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Industries Pty Ltd, ACN 006 758 505, Level 14, 600 St. Kilda Road, Melbourne 3004

Thorney Infrastructure No. 2 Pty Ltd, ACN 083 132 835, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Investments Pty Ltd, ACN 005 788 223, Level 14, 600 St. Kilda Road, Melbourne 3004

Thorney Properties Pty Ltd, ACN 079 777 209, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Thorney Properties (Ballarat) Pty Ltd, ACN 108 693 725, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Triwall Pty Ltd, ACN 000 822 140, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board Pty Ltd, ACN 005 787 913, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Board Paper Products Pty Ltd, ACN 005 534 396, Level 14, 600 St. Kilda Road, Melbourne 3004

Visy Board Properties Pty Ltd, ACN 004 278 997, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Board (S.A.) Pty Ltd, ACN 008 268 371, 24-26 White Road, Gepps Cross 5094

Visy Board (Wodonga) Pty Ltd, ACN 098 839 402, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Cartons Pty Ltd, ACN 095 321 592, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy CDL Services Pty Ltd, ACN 004 052 260, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Industries Australia Pty Ltd, ACN 004 337 615, Level 14, 600 St. Kilda Road, Melbourne 3004

Visy Industries Holdings Pty Ltd, ACN 005 787 968, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Industries USA Pty Ltd, ACN 005 449 445, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Kraft Holdings Pty Ltd, ACN 086 513 199, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Logistics Pty Ltd, ACN 113 119 298, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Pty Ltd, ACN 095 313 723, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Holdings Pty Ltd, ACN 095 132 317, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Packaging Properties Pty Ltd, ACN 095 190 524, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visypak Operations Pty Ltd, ACN 094 555 085, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Paper Pty Ltd, ACN 005 803 234, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Paper Technology Pty Ltd, ACN 000 154 638, Level 2, 533 Little Lonsdale Street, Melbourne 3000

VisyPET Pty Ltd, ACN 099 764 119, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visypet (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Plastics Pty Ltd, ACN 079 309 943, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Pulp and Paper Pty Ltd, ACN 086 513 144, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy R & D Pty Ltd, ACN 072 572 046, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Recycling (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Recycling Operations Pty Ltd, ACN 006 941 082, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Rigid Holdings (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Rigid Packaging (NZ) Limited, Level 3, 50 Anzac Avenue, Auckland, New Zealand

Visy Tech Systems Pty Ltd, ACN 095 313 741, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Visy Woodyard Operations Pty Ltd, ACN 097 267 313, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Wax R & D Pty Ltd, ACN 070 023 095, Level 2, 533 Little Lonsdale Street, Melbourne 3000

Yoni Pty Ltd, ACN 008 651 429, Level 2, 533 Little Lonsdale Street, Melbourne 3000

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

MAILING OF REPLACEMENT PROSPECTUS

The Company advises that it will today mail to Eligible Shareholders, a prospectus titled "Replacement Prospectus" and dated 14 February 2006.

The prospectus contains an offer of a non-renouncable Rights Issue to Eligible Shareholders of 1 New Share for every 10 shares held at the Record Date (10 February 2006). New shares are offered to Eligible Shareholders at an issue price of $0.52 to raise approximately $2,142,556.

The issue is fully underwritten by Bell Potter Securities Limited.

By order of the Board
Lawrie Litzow
Company Secretary
15-02-2006

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

PLACEMENT ISSUE

The Directors are pleased to advise that they have today approved the allotment of 19,230,770 shares to sophisticated investors in accordance with approval given by shareholders on 27 January 2006.

Holding statements will be despatched to the allottees today.

By order of the Board
Lawrie Litzow
Company Secretary
13-02-2006

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

RESTRUCTURE OF FUNDING ARRANGEMENTS

The Company is pleased to announce that the restructuring of funding announced on 7 February has today been completed.

As previously advised, the redemption of the UK convertible notes and the consequential release of the mortgage debenture securing them will enhance our subsidiary's prospects of obtaining debt funding in the United Kingdom for our future lending requirements.

By order of the Board
Lawrie Litzow
Company Secretary
10-02-2006

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

RESTRUCTURE OF FUNDING ARRANGEMENTS

On 10 August 2005, Impact Capital Limited ('Company') announced that it had negotiated a funding arrangement for its United Kingdom subsidiary (Impact Funding (UK) Limited) with private sophisticated investors ('Third Party Investors').

The Company also announced that it had formed a separate company (Impact Outlay Funding Pty Ltd) which would provide funding for law firm outlays and disbursements. This Company was to be 49% funded by Third Party Investors.

Further details of the arrangements are contained in the prospectus provided to the market on 1 February 2006.

The Board is now pleased to announce that the Company has entered into a binding Heads of Agreement pursuant to which the Company's arrangements with the Third Party Investors will be varied as detailed below.

The Company has agreed to the variation for the purpose of simplifying its capital structure so that:

1. the directors can devote their energies purely to the maximisation of shareholder value for Impact Capital Limited shareholders; and
2. the Company's operations are easily understood by investors and prospective lenders alike.

Impact Funding (UK) Limited ("Impact UK")
The essential elements of the re-negotiated arrangements for Impact UK are as follows:

1. all 12% convertible notes issued to Third Party Investors will be redeemed for principal (£2,000,000) plus any outstanding accrued interest from 1 January 2006;
2. all 9 million options previously granted to Third Party Investors by Impact UK will be cancelled;
3. 10.96 million new options will be issued to Third Party Investors. The new options will be exercisable at 20p each prior to 1 May 2008;
4. in the event that Impact UK lists on a UK stock exchange in the future, it will offer the Third Party Investors the opportunity to subscribe for shares at that time;
5. the Third Party Investors will release the mortgage debenture over Impact UK which was provided as security for the convertible notes.

Impact Outlay Funding Pty Ltd ("Impact Outlay")
The essential elements of the re-negotiated arrangements for Impact Outlay are as follows;

1. the shares held by Third Party Investors will be transferred to Impact UK at the subscription price plus a payment equivalent to interest calculated on the subscription price at the rate of 12% per annum.
2. all 1.96 million options previously granted by Impact Outlay to the Third Party Investors will be cancelled.

Managing Director Russell Templeton was delighted with the Heads of Agreement. "The redemption of the UK convertible notes and the consequential release of the mortgage debenture securing them will enhance our subsidiary's prospects of obtaining debt funding in the United Kingdom for our future lending requirements."

In relation to Impact Outlay, Mr Templeton stated that, "As a result of the removal of the minority shareholdings in Impact Outlay, the Board has determined to conduct all further disbursement and outlay funding in Australasia through Impact Capital Limited."

The Company will make a further announcement to ASX once final documentation of the arrangements with the Third Party Investors is executed.

The Company intends to lodge a replacement prospectus with ASIC which will be used as the disclosure document for the previously announced rights issue. It is intended that the replacement prospectus will be lodged with ASIC on or about 14 February 2006.

For further information please contact the Managing Director Mr Russell Templeton.

By order of the Board
Lawrie Litzow
Company Secretary
7-02-2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity IMPACT CAPITAL LIMITED	
ABN 22 094 503 385	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Rowland Rich
Date of last notice	First notice

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	100,000
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Rich Pty ATF Rich Family Trust
Date of change	13 February 2006.
No. of securities held prior to change	0
Class	Ordinary shares
Number acquired	100,000
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$52,000
No. of securities held after change	100,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition on allotment in placemeent approved by Company in general meeting on 27 January 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN

22 094 503 385

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares ('Shares')
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(i) 19,230,770 Shares to be placed to sophisticated and professional investors ('Placement A'); and (ii) up to 4,120,300 Shares to be issued pursuant to a rights issue on a 1 for 10 basis ('Rights Issue'); and (iii) up to 600,000 Shares to be issued pursuant to an offer to holders of convertible notes on issue in the Company ('Placement B')
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As set out in the company's constitution

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.52 per Share for the issue of all new shares referred to in this Appendix 3B
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used: • to meet existing demand for its loan products in Australia; • to meet its obligations under pre-existing contracts; • towards the costs of Placement A, Placement B and the Rights Issue; and • towards general working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 February 2006 for Placement A participants 7 March 2006 for Rights Issue participants Placement B participants

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	up to 65,153,023	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,000,000	Convertible Notes

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As set out in the prospectus provided to ASX on 6 July 2005

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 for 10
14	+Class of +securities to which the offer relates	Ordinary Shares
15	+Record date to determine entitlements	10 February 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	To be rounded upwards.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	New Zealand, UK, Singapore, Papua New Guinea, Russian Federation
19	Closing date for receipt of acceptances or renunciations	27 February 2006

+ See chapter 19 for defined terms.

20	Names of any underwriters	Bell Potter Securities Limited
21	Amount of any underwriting fee or commission	A management fee of $50,000 (plus GST) as well as a commission of 4% of funds raised (plus GST)
22	Names of any brokers to the issue	Not applicable.
23	Fee or commission payable to the broker to the issue	Not applicable.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Nil.
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	15 February 2006
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable.
28	Date rights trading will begin (if applicable)	Not applicable.
29	Date rights trading will end (if applicable)	Not applicable.
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable.

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable.
33	+Despatch date	7 March 2006

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (*if* issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. [signature] ... Date: 1 February 2006........................
(Director/Company secretary)

Print name: Lawrence Litzow

== == == == ==

Impact capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

RELEASE OF ESCROWED SHARES

The Company advises that 2,175,000 ordinary fully paid shares in the Company are due for release from a 12 month restriction period on 18 February 2006. These shares are held by former members of Impact Funding Ltd, the company acquired by ICD in July 2005.

For and on behalf of the Board

By order of the Board
Lawrie Litzow
Company Secretary
1-2-06

Impact
capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

The Company advises that it has today lodged a prospectus with ASIC and ASX for the issue of securities pursuant to a non-renouncable rights issue to shareholders on the basis of one new share for each ten shares held to be issued at a price of $0.52 per share

The Record Date for the rights issue is Friday, 10 February 2006 at 5pm Eastern Summer Time.

The rights issue is underwritten by Bell Potter Securities Ltd.

By order of the Board
Lawrie Litzow
Company Secretary
01-02-06

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**31 DECEMBER 2005**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		341	613
1.2	Payments for	(a) staff costs	(139)	(305)
		(b) advertising and marketing	(83)	(277)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(603)	(1,080)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		199	326
1.5	Interest and other costs of finance paid		(180)	(353)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(465)	(1,076)

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(465)	(1,076)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	279
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(40)	(62)
	(e) other non-current assets	(188)	(188)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	1	1
	(e) other non-current assets	-	-
1.11	Loans to other entities	(500)	(838)
1.12	Loans repaid by other entities	-	-
1.13	Other (Net increase in client loans)	(3,356)	(5,453)
	Net investing cash flows	(4,083)	(6,261)
1.14	**Total operating and investing cash flows**	(4,548)	(7,337)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,988	7,921
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	2,471	2,471
1.18	Repayment of borrowings	-	(2,851)
1.19	Dividends paid	-	-
1.20	Other (Capital raising)	-	-
	Net financing cash flows	4,459	7,541
	Net increase (decrease) in cash held	(89)	204
1.21	Cash at beginning of quarter/year to date	1,065	777
1.22	Exchange rate adjustments to item 1.20	4	(1)
1.23	**Cash at end of quarter**	980	980

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	206
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

On 1 July 2005, Impact Capital Limited acquired all of the issued shares in Impact Funding Limited on the basis of 2 Impact Capital Limited shares being issued for every Impact Funding Limited share.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	980	1,065
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	980	1,065

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Impact Funding Limited	
5.2	Place of incorporation or registration	Queensland	
5.3	Consideration for acquisition or disposal	Issue of 36,700,000 Fully Paid Ordinary Shares	
5.4	Total net assets	$4,810,276	
5.5	Nature of business	Pre-settlement lending	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: .31 January 2006.
(Director/Company secretary)

Print name: Lawrence Litzow ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Impact
capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

RESULTS OF GENERAL MEETING 27-1-2006

In accordance with Rule 3.13.2, the Company advises that at the General Meeting of shareholders held today, all resolutions set out in the Notice of Meeting were passed on a show of hands.

The total number of proxies and the shares they represented in respect of each resolution are shown below.

			No of Shares Represented by Proxies			
Res	**Subject**	**No of proxies received**	**For**	**Open**	**Against**	**Abstain**
1	Approval to the issue of additional securities	16,667,599	13,999,257	2,432,754	234,688	900
2	Ratification of issue of Convertible Notes July 2005	16,667,599	14,188,497	2,435,774	29,988	13,340
3	Approve Acquisition of shares by K R Rich	16,667,599	14,095,062	2,435,774	126,663	10,100

By order of the Board
Lawrie Litzow
Company Secretary
27-1-06

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

Chairman's Address
Shareholder Meeting 27 January 2006

Demand for the Impact Group's niche lending products continues to grow. Since the business was established in July 2004 the level of loans advanced has grown from $25,000 per month to $1.53 million in the month of December 2005. The total loan funds advanced by the Impact Group during this time in Australia alone, is in excess of $16 million. The Directors see the absence of any material bad debts during this time as validation of the lending model of the Impact Group, and its systems and procedures.

Key points to consider is relation to our Company are:

1. That the company business is very scalable in that the costs of the business are relatively fixed so that as the loan book grows a larger and larger proportion of gross revenue ends up as net; and
2. That as the loan book grows the monthly cash flow becomes strong enough to sustain debt financing so that an increasing share of our loan book growth can comfortably be debt funded providing increasing profits to a relatively fixed capital base.

Our present issued capital is insufficient to allow us to take advantage of these points.

However the offer by major institutional and professional investors though Bell Potter, Melbourne to subscribe capital at 52c per share will give us the necessary increased capital and at the same time increase net tangible asset backing and earning per share to the benefit of all shareholders.

This increased capital base is also likely to enable us to secure substantial debt funding from a leading Bank.

The approval of today's resolutions will therefore enable the Company to move forward to take advantage of increasing returns from a growing loan book and the further benefits of gearing at modest interest cost.

This will bring the company into profit for the second half of the current financial year and produce rapidly increasing profits for 2006-07 and thereafter. Our already announced profit projections for 2005-06 of $500,000 and 2006-07 of $5-6 million, have been based on this capital being raised.

Your Directors therefore unreservedly recommend the passing of the resolutions being put to you today.

BRUCE JUDGE
Chairman

Impact
capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: (07) 3211 9811 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

23 December 2005

Dear Shareholder,

Demand for your company's loan products remains particularly strong. The company's expansion plans into both the New South Wales and Victorian legal markets are well under way.

To balance this growth, both geographically and in loan book, your directors believe that it is prudent to increase the company's present, relatively modest capital base.

With this in mind your directors have resolved to issue additional equity capital through a placement arranged by leading brokers, Bell Potter Securities Limited. The issue of shares to fill this placement is subject to your approval as shareholders. A notice of meeting is attached.

Subject to the resolution approving the placement being passed, all shareholders will be given the opportunity to participate in a 1:10 non-renounceable rights issue at the same price as is being paid by the sophisticated and professional investors under the placement.

The directors anticipate that the completion of this capital raising and the subsequent increase in your company's loan book will improve both earnings per share and net assets.

The company is also seeking ratification of the earlier issue of convertible notes.

Your directors unanimously recommend the approval of these resolutions.

Yours faithfully,

Bruce Judge
Chairman

NOTICE OF GENERAL MEETING

Impact Capital Limited
ACN 094 503 385

Notice is given that a general meeting of Impact Capital Limited ('**Company**') will be held at 9am on Friday 27 January 2006 at ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

Special business

1. APPROVAL OF SHARE ISSUE

To consider and, if thought fit, pass the following ordinary resolution:

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.1, for the issue of up to 19,230,770 ordinary shares in the Company, at an issue price of $0.52 per share, and otherwise as detailed in the Explanatory Memorandum to this Notice of Meeting.'

2. RATIFICATION OF THE PRIOR ISSUE OF CONVERTIBLE NOTES

To consider and, if thought fit, pass the following ordinary resolution:

'That approval be given for all purposes, including the requirements of ASX Listing Rule 7.4, for the issue by the Company of 6,000,000 Convertible Notes on 4 July 2005, and otherwise as detailed in the Explanatory Memorandum to this Notice of Meeting.'

3. APPROVAL OF THE ISSUE OF SHARES TO MR KENNETH ROLAND RICH

To consider and, if thought fit, pass the following as an ordinary resolution:

'That approval be given for all purposes, including the requirements of ASX Listing Rule 10.11, for the issue of 100,000 ordinary shares in the Company to Rich & Co Pty ACN 010 953 394, an entity controlled by Mr Kenneth Roland Rich, at an issue price of $0.52 per share, and otherwise as detailed in the Explanatory Memorandum to this Notice of Meeting'.

NB. if approval is given under ASX Listing Rule 10.11, approval is not required under ASX Listing Rule, 7.1, as set out in the Explanatory Notes.

DATED 23 December 2005

By Order of the Board

...

Lawrence James Litzow
Company Secretary

NOTES:

A member who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.

The proxy need not be a member of the Company. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If you wish to appoint a proxy and are entitled to do so, then complete and return the attached proxy form.

A corporation may elect to appoint a representative in accordance with the *Corporations Act 2001* in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

The Company has determined in accordance with Regulation 7.11.37, *Corporations Regulation 2001* that for the purpose of voting at the meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's register of members as at 9am on 25 January 2006.

If you have any queries on how to cast your votes then call Lawrence Litzow on 07 3211 9811 during business hours.

VOTING RESTRICTION STATEMENT

In accordance with ASX Listing Rules, the Company will disregard any votes cast in relation to:

(a) Resolution 1, by a person who may participate in the proposed issue, and a person who might obtain a benefit, except a benefit obtained solely in the capacity of a holder of ordinary shares if the resolution is passed, and an associate of those persons; and

(b) Resolution 2, by any person who participated in the issue, and an associate of those persons;

(c) Resolution 3, by Mr Kenneth Roland Rich, Rich & Co Pty ACN 010 953 394, and their associates.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY MEMORANDUM

Impact Capital Limited
ACN 094 503 385

This explanatory memorandum has been prepared to assist shareholders with their consideration of the resolutions to be put to the general meeting of shareholders in the Company, to be held at 9am on Friday 27 January 2006.

This explanatory memorandum should be read with, and forms part of, the accompanying Notice of Meeting of Shareholders.

Special business

1. APPROVAL OF SHARE ISSUE - 19,230,770 ORDINARY SHARES

Why is approval being sought for this issue?

ASX Listing Rule 7.1 provides that (subject to certain exceptions, none of which is relevant here) prior approval of Shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by the Company during the previous 12 months, exceed 15% of the number of the shares on issue at the commencement of that 12 month period.

The proposed allotment and issue of 19,230,770 ordinary shares will exceed the 15% threshold and approval of shareholders is sought.

Resolution 1 proposes the approval of the allotment and issue of 19,230,770 ordinary shares for the purpose of satisfying the requirements of ASX Listing Rule 7.1.

What about the approval for issue of shares given at the November 2005 AGM?

At the Annual General Meeting of the Company held on 16 November 2005, the Company obtained shareholder approval under ASX Listing Rule 7.1 for the issue of up to 20,000,000 ordinary shares in the Company, on terms set out in the Notice of Meeting, accompanying material, and the letter to shareholders dated 2 November 2005 ('November Shareholder Approval').

The November Shareholder Approval required the shares to be issued on terms which included that the issue price be **at least 90% of the average market price** of the Company's shares on the 5 business days on which sales in its shares are recorded before the day of the issue.

Following that approval the Company entered into discussions with Bell Potter Securities Limited ('Bell Potter'). Bell Potter has now entered into an agreement with the Company to underwrite a placement by the Company of 19,230,770 ordinary shares, at an issue price of $0.52 each, to raise $10,000,000, and an announcement to this effect was made to the ASX on 16 December 2005. The placement will be made to professional and sophisticated investors. The underwriting agreement is conditional on a range of matters, including shareholder approval being obtained to this resolution (the 'Bell Potter Arrangements').

While the number of shares to be placed pursuant to the Bell Potter Arrangements is within the terms of the November Shareholder Approval so far as it dealt with the number of shares approved for issue, the proposed issue price of $0.52 falls outside the approval. During the period from the re-quotation of the Company in August 2005, to 16 December 2005, shares in the Company had not traded below $0.72. An issue of shares at $0.52 could not be made under the terms of the November Shareholder Approval, because an issue of shares at this price does not meet the price criteria set out in that approval. It is not intended that the November Shareholder Approval and approval pursuant to this Notice of Meeting (if granted) be

cumulative. Approval granted pursuant to this resolution is therefore in substitution for the November Shareholder Approval.

What are the terms of issue of the shares?

In compliance with the information requirements of ASX Listing Rule 7.3, shareholders are advised of the following particulars in relation to the allotment and issue:

(a) The maximum number of securities to be issued is 19,230,770 ordinary shares.

(b) The securities will be allotted and issued on or around 8 February 2006, but in any event, not later than 3 months after the date of this meeting.

(c) The issue price is $0.52 per share.

(d) The shares will be issued to institutional investors and other 'sophisticated investors' to be determined by the Board in accordance with the Bell Potter Arrangements.

(e) Shares issued will be ordinary shares and rank equally with existing shares in the Company quoted on the ASX.

(f) Up to $10 million will be raised. The Company intends to use the net proceeds of the amount raised to:

- increase the funds available to it to enable the Company to take advantage of business opportunities as they arise;
- accelerate the growth of its loan book and the loan book of its controlled entities;
- meet its obligations under the funding arrangements for Impact Funding (UK) Limited and in turn that company's obligations with respect to the funding of Impact Outlay Funding Pty Ltd, as described in the Company's release to the ASX dated 10 August 2005 and the Company's 2005 Annual Report.

Will existing shareholders have an opportunity to subscribe for further shares?

Recognising the significant discount being offered to investors under the placement proposed by Bell Potter, the Company intends to make a 1 for 10 non-renounceable rights issue to shareholders, also at $0.52 per share, to raise up to $2.4 million. The Board values the support of existing shareholders and this rights issue will enable them to acquire further shares in the Company at the price of $0.52 per share offered to sophisticated and institutional investors as described above. Bell Potter has agreed to underwrite this rights issue, as part of the Bell Potter Arrangements.

2. RATIFICATION OF THE PRIOR ISSUE OF CONVERTIBLE NOTES

Resolution 2 seeks Shareholder approval for the issue of 6,000,000 Convertible Notes. This issue was completed on 4 July 2005, prior to the date of this Notice of Annual Meeting.

ASX Listing Rule 7.1 provides that (subject to certain exceptions, none of which is relevant here) prior approval of Shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by the Company during the previous 12 months, exceed 15% of the number of the shares on issue at the commencement of that 12 month period.

The allotment and issue of 6,000,000 Convertible Notes detailed in Resolution 2 did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

Resolution 2 therefore proposes the ratification and approval of 6,000,000 Convertible Notes for the purpose of satisfying the requirements of ASX Listing Rule 7.4.

The information required to be provided to shareholders to satisfy ASX Listing Rule 7.4 is specified in ASX Listing Rule 7.5.

In compliance with the information requirements of ASX Listing Rule 7.5, shareholders are advised of the following particulars in relation to the allotment and issue:

(a) Date of allotment and issue of the Convertible Notes: 4 July 2005

(b) Number of Convertible Notes allotted and issued: 6,000,000

(c) Price at which Convertible Notes were allotted and issued: $1.00

(d) Terms of the Convertible Notes: As released to the ASX by the Company on 10 August 2005.

(e) The Convertible Notes were issued to sophisticated and professional investors.

(f) Moneys raised were used to fund the continued expansion of the lending business of the Company.

3. APPROVAL OF THE ISSUE OF SHARES TO MR KENNETH ROLAND RICH

ASX Listing Rule 10.11 requires the approval of holders of ordinary securities before securities can be issued to a related party, or a person whose relationship with the entity or related party is in ASX's opinion, such that approval ought to be obtained.

Mr Rich is a director of the Company. He intends to take up shares under the placement referred to in Resolution 1 (through his controlled entity Rich & Co Pty ACN 010 953 394), hence shareholder approval is required.

In compliance with the information requirements of ASX Listing Rule 10.13, shareholders are advised of the following particulars in relation to the allotment and issue:

(a) The intended recipient is Rich & Co Pty ACN 010 953 394, an entity controlled by Mr Ken Rich, a director of the Company;

(b) The maximum number of securities to be issued is 100,000 ordinary shares.

(b) The securities will be issued on or around 8 February 2006, but in any event, not later than 1 month after the date of this meeting.

(c) The issue price is $0.52 per share – the same price to be paid by all investors under the placement referred to in Resolution 1, and the rights issue referred to in Resolution 2. Shares issued will be ordinary shares and rank equally with existing shares in the Company quoted on the ASX.

(d) The funds raised will form part of the $10 million raised from the placement referred to in Resolution 1 and accompanying notes in this Explanatory Memorandum, and will be used for the purposes set out in those notes above.

Impact capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

ANNOUNCEMENT

RELEASE OF ESCROWED SHARES

The Company advises that 9,000,000 ordinary fully paid shares in the Company are due for release from a 12 month restriction period on 28 December 2005. These shares are held by former members of Impact Funding Ltd, the company acquired by ICD in July 2005.

For and on behalf of the Board

By order of the Board
Lawrie Litzow
Company Secretary
12-12-05

IMPACT CAPITAL LIMITED

PROSPECTUS 2006

Impact

capital

lenders to the legal industry

Bell Potter

Impact Capital Limited

ABN 22 094 503 385

Underwritten Rights Issue

A non-renounceable Rights Issue of New Shares
on the basis of 1 New Share for every 10 Shares held
at an issue price of $0.52 for each New Share issued

This offer is underwritten by Bell Potter Securities Limited.

Bell Potter
SECURITIES LIMITED
AFSL No: 243480

Replacement Prospectus

This is an important document that should be read in its entirety. You may wish to consult your stockbroker, accountant or independent financial adviser about its contents. An investment in Impact Capital Limited should be considered speculative.

TABLE OF CONTENTS

IMPORTANT NOTICE

This replacement Prospectus is dated and was lodged with ASIC on the Prospectus Date. ASIC, ASX and their respective officers take no responsibility for its contents or the merits of the investment to which it relates. No Shares will be issued on the basis of this Prospectus later than the expiry date, being the date that is 13 months after the Prospectus Date.

An investment in the Company should be considered speculative. Neither the Company, any person, firm, nor corporation associated with the issue of this Prospectus guarantees, warrants or underwrites the performance of the Company or any particular return of income or capital to anyone subscribing for Shares.

This Prospectus provides information for investors to decide whether they wish to accept the Offer. It does not take into account the investment objectives, financial situation and particular needs of each or any investor. Accordingly, before accepting the Offer, investors should read this Prospectus in full. They should pay particular attention to the risk factors that could affect the financial performance of the Company. It is also recommended that, before making a decision to accept the Offer, investors should consult a stockbroker, accountant or independent financial adviser. This Prospectus doesn't constitute investment advice given by the company.

Defined terms and abbreviations used in this Prospectus are explained in the Glossary. All terms defined in the singular include the plural and vice versa. All financial amounts used in this Prospectus are expressed in Australian dollars unless otherwise stated. All times are expressed in Brisbane time (AEST) unless otherwise stated.

This Prospectus is not intended to, and does not, constitute an offer for securities in the Company in any place in which, or to any person to whom, it would not be lawful to make such an offer. Any failure to comply with such restrictions may constitute a violation of applicable securities law.

Applicants will be required to provide personal information to the Company. The Company collects and uses this information to process Applications and to manage its relationships with Shareholders. This information will include Applicants' names, addresses, telephone and facsimile numbers, email addresses, tax file numbers and bank account details. Applications which do not include such information will not be processed. The Company will deal with all personal information supplied to it in accordance with the Privacy Act. Applicants may request access to personal information about them, which is held by the Company, by contacting the Company.

CORPORATE DIRECTORY

Company

Impact Capital Limited ACN 094 503 385
Level 9, 10 Felix Street,
BRISBANE QLD 4000

Telephone: 07 3211 9811
Facsimile: 07 3211 8933

Directors

Bruce Raymond Judge
Chairman

Russell Eric Templeton
CEO and Managing Director

Kenneth Roland Rich
Non-executive Director

John William Laurie
Non-executive Director

Lawrence James Litzow
Non-executive Director and Company Secretary

Auditor

KPMG
Central Plaza One
345 Queen Street,
BRISBANE QLD 4000

Share Registry

Computershare Investor Services Pty Limited
GPO Box 505
MELBOURNE VIC 8060

Independent Accountant

William Buck
Business Advisors & Chartered Accountants
Level 16 William Buck Centre
120 Edward Street
BRISBANE QLD 4000

Underwriter

Bell Potter Securities Limited
Level 29
101 Collins Street
MELBOURNE VIC 3000

Lawyers to the issue

McCullough Robertson
Level 11
Central Plaza Two
66 Eagle Street
BRISBANE QLD 4000

SUMMARY OF THE OFFER

The Offer

This Prospectus contains a non-renounceable Rights Issue to Eligible Shareholders, of 1 New Share for every 10 Shares held. New Shares are offered to Eligible Shareholders at an issue price of $0.52, to raise approximately $2,142,556. The Offer is underwritten by Bell Potter Securities Limited.

Key dates

Lodge replacement Prospectus with ASIC and ASX	14 February 2006
Record Date for Rights Issue	10 February 2006
Prospectus and Entitlement and Acceptance Forms despatched	15 February 2006
Rights Issue Closing Date	27 February 2006
Rights Issue Shares quoted on a deferred settlement basis	28 February 2006
Issue Date	3 March 2006
Deferred settlement trading ends	7 March 2006
Despatch of holding statements to Rights Issue participants	7 March 2006

The above dates are indicative only and may change without notice. Subject to the requirements of the Corporations Act and the Listing Rules, the Company reserves the right to extend the Rights Issue Closing Date or to close the Offer early without notice.

Level 9, 10 Felix Street, Brisbane Qld 4000
Ph: (07) 3211 9811 Fax: (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

14 February 2006

Dear Investor

Impact Capital Limited has recently completed a very exciting year during which its shares were successfully requoted on the ASX, and the Impact Group rapidly expanded its pre-settlement and disbursement lending business throughout Australia and the United Kingdom.

Demand for the Impact Group's niche lending products continues to grow. Since the business was established in July 2004, the level of loans advanced has grown from $25,000 per month to approximately $1.5 million in the month of December 2005. The total loan funds advanced by the Impact Group during this time is in excess of $16 million. The Directors see the absence of any material bad debts during this time as validation of the lending model of the Impact Group, and its systems and procedures.

The Directors are now pleased to present this Rights Issue, which is underwritten by Bell Potter Securities Limited. The Company plans to raise a total of $12.4 million from this Offer, and separate placements also underwritten by Bell Potter.

The funds raised under this Offer and the placements will be used to meet the Company's existing commitments and to further expand its lending operations.

The Directors believe that completion of this capital raising will result in a positive outcome for shareholders by enabling the Company to expand its lending business into the large New South Wales and Victorian markets.

We value your continuing support.

Yours faithfully

Bruce Judge

Bruce Judge
Chairman

1. INVESTMENT OVERVIEW

1.1 The Offer

The Company is offering New Shares pursuant to a non-renounceable Rights Issue under this Prospectus.

New Shares will be offered to Eligible Shareholders on the basis of 1 New Share for every 10 Shares held, at an issue price of $0.52 each. Approximately 4,120,300 New Shares will be issued pursuant to the Rights Issue, to raise approximately $2,142,556.

Bell Potter has agreed to underwrite the Rights Issue and two separate Placements to a maximum of $12.4 million.

The first placement of 19,230,770 Shares at $0.52 per share to 'sophisticated investors', arranged by Bell Potter, occurred on 13 February 2006. A second placement of up to 600,000 Shares at $0.52 per share to the holders of Australian Convertible Notes will take place soon after the Record Date.

A total of $12,454,556 will be raised if the Rights Issue and the Separate Placements referred to above are fully subscribed. The total number of Shares on issue following completion of the Rights Issue and the Placements (if all are fully subscribed) will be approximately 65,153,118.

The Rights Issue is open only to Eligible Shareholders.

The rights attaching to the New Shares are governed by the Constitution and, in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law. A summary of the Constitution is contained in Section 8.2.

1.2 Background

Impact Capital Limited listed on ASX in August 2001.

Trading in the Company's shares was suspended on 6 May 2005. Shares in the Company were re-quoted on 11 August 2005 following the IFL Acquisition and a name change to Impact Capital Limited.

The Company's sole business is now the lending business acquired as part of the IFL Acquisition.

IFL's lending business commenced in mid 2004 and prior to its acquisition by the Company, IFL had raised over $5.5 million for use in its business. Immediately following the IFL Acquisition, the Company undertook two further rounds of fundraising to boost the funds available to the business.

On 4 July 2005 the Company raised $6 million through the issue of the Australian Convertible Notes, at $1.00 each, to 'sophisticated investors'. The terms and conditions of the Australian Convertible Notes are set out in Section 8.3.

The Company raised a further $500,000 by the issue of 500,000 Shares at $1.00 each, pursuant to a prospectus dated 5 July 2005.

Since its Shares were re-quoted in August 2005 the Company has concentrated on expanding its Australian lending business. The Impact Group has also established lending operations in the United Kingdom. The Impact Group's loan products now include:

(a) in Australia, pre-settlement loans to personal injuries claimants, beneficiaries of the proceeds of deceased estates, and family law settlement participants;

(b) in Australia and the United Kingdom, disbursement funding to pre-approved law firms and their clients.

The structure of the Impact Group is represented diagrammatically below.

As at the date of this Prospectus


Entity
Activities
ASX Listed
Impact Capital Limited
ABN 22 094 503 385
100%
Impact Funding Limited
ABN 59 109 006 126
Conducts Australian pre-settlement lending
100%
Impact Funding (UK) Limited
Company No. 05174961
Conducts all UK lending
100%
Impact Outlay Funding Pty Ltd
ABN 86 115 715 547
Previously conducted Australian disbursement lending

A number of options have been issued to the Third Party Investors by Impact UK as set out in more detail in Section 3.9.

1.3 Purpose of the Offer

The Directors anticipate that the funds raised under this Offer and the Placements will provide the Company with sufficient funds to meet existing demand for its loan products in Australia. The Company intends to apply the funds raised towards the costs of the Offer and thereafter towards general working capital.

1.4 Issued securities of Impact Capital

The issued securities of Impact Capital immediately following completion of this Offer will be as follows:

Shares on issue prior to this Offer[1]	60,432,818
Shares issued pursuant to the Placement[2]	up to 600,000
Shares issued pursuant to the Rights Issue	up to 4,120,300
Total issued Shares upon completion of the Offer and the Placements	**up to 65,153,118**
Total Australian Convertible Notes	**6,000,000**

1. Includes 19,230,770 Shares issued on 13 February 2006 to sophisticated investors pursuant to a placement managed by Bell Potter.
2. Up to 600,000 Shares to be offered to holders of Australian Convertible Notes.

Impact Capital has no options on issue. Its wholly owned subsidiary, Impact UK has 10,960,000 options on issue to the Third Party Investors.

1.5 Dividend policy

The Directors cannot give any assurances as to the extent, timing, level of franking or payment of any future dividends because these are dependent on a number of factors including:

- the level of the Company's earnings;
- the amount of tax paid by the Company;
- the financial position of the Company;
- operating conditions for the Company's business; and
- the risk factors identified in Section 6.

1.6 Important dates

The important dates for the Offer are as follows:

Lodge replacement Prospectus with ASIC and ASX	14 February 2006
Record Date for Rights Issue	10 February 2006
Prospectus and Entitlement and Acceptance Forms despatched	15 February 2006
Rights Issue Closing Date	27 February 2006
Rights Issue Shares quoted on a deferred settlement basis	28 February 2006
Issue Date	3 March 2006
Despatch of holding statements to Rights Issue participants	7 March 2006
Deferred settlement trading ends	7 March 2006

The above dates are indicative only and may change without notice. Subject to the requirements of the Corporations Act and the Listing Rules, the Company reserves the right to extend the Rights Issue Closing Date or to close the Offer early without notice.

1.7 Restricted securities

Restriction agreements have been entered into with a number of shareholders. The number of shares the subject of ASX and voluntary escrow agreements, and the date of their release are set out below.

Date of release from ASX and voluntary escrow	Number of ordinary shares
18 February 2006	1,875,000
11 August 2007	22,537,500
Total escrowed shares	**24,412,500**
Total shares on issue at Prospectus Date	60,432,818

1.8 Withdrawal

The Directors may decide to withdraw the Rights Issue at any time prior to the issue of New Shares pursuant to the Offer. In the event that the Offer is withdrawn, any acceptance of the Offer will automatically be revoked and Application Monies will be refunded (without interest) as soon as practicable.

1.9 Risk factors

Investors should read this entire Prospectus and, in particular, consider the risk factors that could affect the financial performance of the Company. A summary of the risks applying to an investment in the Company is set out in Section 6.

Investors should carefully consider the risks in light of their personal circumstances (including financial and taxation issues) and seek professional advice from their stockbroker, accountant or independent financial adviser.

1.10 Summary only

This investment overview is not intended to provide full details of the investment opportunity. Investors must read this Prospectus in full to make a fully informed investment decision.

2. DETAILS OF THE OFFER

2.1 The Offer

The Company is offering New Shares pursuant to a non-renounceable Rights Issue under this Prospectus.

New Shares will be offered to Eligible Shareholders pursuant to the Rights Issue on the basis of 1 New Share for every 10 Shares held, at an issue price of $0.52 each. Approximately 4,120,300 New Shares will be issued pursuant to the Rights Issue to raise approximately $2,142,556.

Bell Potter has agreed to underwrite the Rights Issue and two separate Placements to a maximum of $12.4 million. The first placement of 19,230,770 Shares at $0.52 per share to 'sophisticated investors', arranged by Bell Potter occurred on 13 February 2006. A second placement of 600,000 Shares to the holders of Australian Convertible Notes at $0.52 per share will take place soon after the Record Date. Approval for the placement of 19,230,770 Shares to sophisticated investors was obtained at a meeting of shareholders of the Company held on 27 January 2006.

A total of $12,454,556 will be raised if the Rights Issue and the separate placements referred to above are fully subscribed. The total number of Shares on issue following completion of the Rights Issue and the Placements (if all are fully subscribed) will be approximately 65,153,118.

The Rights Issue is open only to Eligible Shareholders.

The rights attaching to the New Shares are governed by the Constitution and, in certain circumstances, regulated by the Corporations Act, the Listing Rules, the ASTC Settlement Rules and the general law. A summary of the Constitution is contained in Section 8.2.

2.2 Applications for New Shares

An application for New Shares pursuant to the Rights Issue may only be made by an Eligible Shareholder. An Eligible Shareholder who wishes to participate must complete their personalised Entitlement and Acceptance Form which accompanies this Prospectus, in accordance with the instructions on the guide to the form.

The Rights Issue is non-renounceable. Eligible Shareholders may accept the Rights Issue Offer only for that number of shares (or part thereof) appearing on their personalised Entitlement and Acceptance Form. If they take no action in respect of this Offer they will receive no benefit, and will have their shareholding diluted.

The number of New Shares to which each Eligible Shareholder is entitled is calculated as at the Record Date, and is shown on their personalised Entitlement and Acceptance Form which accompanies this Prospectus. Fractional entitlements to New Shares will be rounded up to the nearest whole New Share.

Payment will only be accepted in Australian dollars in the form of a cheque drawn on and payable by any Australian bank or bank drafts drawn on and payable at any Australian bank or financial institution. Other currency will not be accepted and receipts for payments will not be issued.

Cheques should be made payable to 'Impact Capital Share Offer' and crossed 'Not Negotiable'.

Eligible Shareholders wishing to participate should complete their Entitlement and Acceptance Form and return it with payment to the Share Registry prior to the Rights Issue Closing Date.

Applications should be:

Posted to:	**Delivered to:**
Computershare Investor Services Pty Ltd	Computershare Investor Services Pty Ltd
GPO Box 505	Yarra Falls
MELBOURNE VIC 8060	452 Johnston St
	ABBOTSFORD VIC 3067

Enquiries about the Rights Issue should be directed to the Company Secretary Mr Lawrie Litzow on (07) 3211 9811 during business hours.

2.3 Acceptance of Applications

An Entitlement and Acceptance Form may only be distributed attached to a complete and unaltered copy of this Prospectus. The Company will not accept a completed Entitlement and Acceptance Form if it has reason to believe that the Applicant has not received a complete paper or electronic copy of this Prospectus or if it has reason to believe that the Entitlement and Acceptance Form has been altered or tampered with in any way.

The Company in conjunction with the Underwriter reserves the right to reject any Application, including Applications that have not been correctly completed or are accompanied by cheques that are dishonoured, or to allocate to any Applicant a lesser number of Shares than the Applicant applied for.

2.4 Allotment of Shares

The allotment of New Shares issued under the Rights Issue will take place on the Issue Date.

2.5 Underwriting fees, stamp duty and handling fees

The Issue is underwritten by Bell Potter Securities Limited pursuant to an Underwriting Agreement dated 16 December 2005, as varied by letter between the parties dated 1 February 2006. Impact Capital must pay Bell Potter a management fee of $50,000 (plus GST) as well as a commission of 4% of funds raised (plus GST) within 2 business days of receiving applications for all shares offered under the Rights Issue and the Placements.

The Underwriting Agreement provides that the Underwriter may, in certain circumstances, terminate the agreement.

No brokerage, commission or stamp duty is payable by Applicants for New Shares issued pursuant to the Offer.

2.6 Minimum and maximum subscription

There is no minimum subscription for the Rights Issue. Eligible Shareholders may only subscribe for up to that number of shares for which they are eligible under the Rights Issue as set out in their pre-printed Entitlement and Acceptance Forms.

2.7 Use of funds raised by the Offer

Approximately 4,120,300 New Shares will be offered to Eligible Shareholders pursuant to the Rights Issue at an issue price of $0.52 each to raise approximately $2,142,556.

Separately, Bell Potter has agreed to underwrite a placement of 19,230,770 Shares to sophisticated investors, and a placement of 600,000 Shares to holders of Australian Convertible Notes, all at $0.52 per share. The first placement occurred on 13 February 2006 and the second placement will take place soon after the Record Date. While a total of $12,454,556 will be raised if the Rights Issue and Placements are fully subscribed, Bell Potter's total contribution under the underwriting agreement is limited to $12.4 million.

Those funds would be disbursed as follows:

Costs of the Offer (including underwriting fees, commissions, broker fees, legal and accounting fees)	$695,000
Settlement of the UK Funding Arrangements[1]	$86,367
Working capital for lending activities	$11,618,633
Total	**$12,400,000**

[1] See Section 3.9.

2.8 Dividend policy

The Directors cannot give any assurances as to the extent, timing, level of franking or payment of any future dividends because these are dependent on a number of factors including:

- the level of the Company's earnings;
- the amount of tax paid by the Company;
- the financial position of the Company;
- operating conditions for IFL's business; and
- the risk factors identified in Section 6.

2.9 Withdrawal of Offer

The Directors may decide to withdraw the Rights Issue at any time prior to the issue of New Shares pursuant to the Offer. In the event that the Offer is withdrawn, any acceptance of the Offer will automatically be revoked and Application Monies will be refunded (without interest) as soon as practicable.

2.10 Foreign selling restrictions

No action has been taken to register or qualify the New Shares or the Offer, or otherwise to permit a public offering of the New Shares, in any jurisdiction outside Australia.

The Prospectus does not constitute an offer or invitation in any jurisdiction where, or to any person to whom, such an offer or invitation would be unlawful. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Each Applicant will be taken to have represented, warranted and agreed that such person:

(a) is an Australian citizen or resident in Australia, is located in Australia at the time of such Application and is not acting for the account or benefit of any person in the United States, a United States person or any other foreign person; and

(b) will not offer or sell the Shares in the United States or in any other jurisdiction outside Australia or to a United States person, except in transactions exempt from registration under the *United States Securities Act of 1933* as amended, and otherwise in compliance with all applicable laws in the jurisdiction in which such Shares are offered and sold.

The Company will only extend the Offer to Eligible Shareholders with registered addresses in Australia and New Zealand. The Company considers it would be unreasonable to extend the Offer to Eligible Shareholders with registered addresses in other jurisdictions having regard to the small number of such Eligible Shareholders, the small number and value of securities that would be offered in such jurisdictions and the costs of complying with legal and regulatory requirements in those jurisdictions.

It is the responsibility of any person who comes into possession of this Prospectus outside Australia or New Zealand to ensure compliance with all laws of any country relevant to their application. Any person not in Australia or New Zealand considering taking up their entitlement and Shareholders who are resident outside those countries should consult their professional advisers as to whether or not any governmental or other consents are required, or if other formalities need to be observed, to enable them to accept the New Shares under this Prospectus.

2.11 ASX listing

The Company is admitted to the official list of the ASX and its ordinary shares are quoted. The Directors do not currently intend to seek quotation of the Australian Convertible Notes on ASX.

Since trading in its Shares re-commenced on 11 August 2005, the Shares have traded in a range from a high of $1.20 cents on 11 August 2005 to a low of $0.52 cents on 28 December 2005. The last market sale price of Shares on 10 February 2006 was $0.58 cents per share.

The Company will make application to ASX to list any New Shares issued under this Prospectus, immediately following the issue of those New Shares.

ASX does not take any responsibility for the contents of this Prospectus.

2.12 Rights attaching to Shares

The New Shares will be issued as fully paid and rank equally in all respects with the shares currently on issue in the Company. The rights attaching to the New Shares are detailed in the Constitution. A summary of the major provisions of the Constitution is set out in Section 8.2 of this Prospectus.

2.13 CHESS

The Company participates in the Clearing House Electronic Sub-Register System, known as CHESS. CHESS is operated by ASTC, a wholly owned subsidiary of ASX, in accordance with the Listing Rules and the ASTC Settlement Rules.

The Company will not issue share certificates to successful Applicants. Following allotment of Shares, the Company will provide Shareholders with a holding statement (similar to a bank account statement) which sets out the number of Shares allotted to the Shareholder as a result of their acceptance of the Offer. If applicable, the holding statement will also advise Shareholders of their Holder Identification Number and Sponsoring Issuer Number.

Shareholders will receive an explanation of sale and purchase procedures under CHESS with the holding statement. Shareholders will receive an updated holding statement soon after the end of any month in which there has been any change in their holding and as otherwise required under the Listing Rules. Shareholders may also request statements at any other time (although the Company may charge an administration fee).

2.14 Privacy policy

The Company is committed to protecting stakeholders' personal information and will only collect, use or disclose personal information as permitted by the requirements of the national privacy principles in the Privacy Act. The Company aims to combine the highest quality products and services with the highest level of integrity when dealing with stakeholders.

The Company regularly reviews its business practices for compliance to ensure the highest level of security and confidentiality is maintained for all information collected. The Company reviews this policy on a regular basis, and will amend its privacy policy as required.

3. COMPANY OVERVIEW

3.1 Impact Capital

Impact Capital Limited listed on ASX in August 2001.

Trading in the Company's shares was suspended on 6 May 2005. The Shares were re-quoted on 11 August 2005 following the IFL Acquisition and a name change to Impact Capital Limited.

The Company's sole business is now the lending business it acquired as part of the IFL Acquisition.

IFL's lending business commenced in mid 2004 and prior to its acquisition by the Company, IFL had raised over $5.5 million for use in its business.

Immediately following the IFL Acquisition, the Company undertook two further rounds of fundraising to boost the funds available to the business.

On 4 July 2005 the Company raised $6 million through the issue of the Australian Convertible Notes, at $1.00 each, to 'sophisticated investors'. The terms and conditions of the Australian Convertible Notes are set out in Section 8.3.

The Company raised a further $500,000 by the issue of 500,000 Shares at $1.00 each, pursuant to a prospectus dated 5 July 2005.

3.2 Structure of the Impact Group

The structure of the Impact Group is represented diagrammatically below.

As at the date of this Prospectus


Entity
Activities
ASX Listed
Impact Capital Limited
ABN 22 094 503 385
100%
Impact Funding Limited
ABN 59 109 006 126
Conducts Australian pre-settlement lending
100%
Impact Funding (UK) Limited
Company No. 05174961
Conducts all UK lending
100%
Impact Outlay Funding Pty Ltd
ABN 86 115 715 547
Previously conducted Australian disbursement lending

A number of options have been issued to the Third Party Investors by Impact UK as set out in more detail in Section 3.9.

3.3 Business of the Impact Group

Since its Shares were re-quoted in August 2005 the Company has concentrated on expanding its Australian lending business. The Impact Group has also established lending operations in the United Kingdom. The Impact Group's loan products now include:

(a) in Australia, pre-settlement loans to personal injuries claimants, beneficiaries of the proceeds of deceased estates, and family law settlement participants;

(b) in Australia and the United Kingdom, disbursement funding to pre-approved law firms and their clients.

The expansion of the lending business has been further financed by entry into the UK Funding Arrangements.

Pre-settlement and disbursement lending is conducted in Australia by Impact Capital and IFL. Disbursement funding in the United Kingdom is conducted by Impact UK and all of the Impact Group's UK lending activities will be conducted through Impact UK.

Impact Outlay previously conducted the Impact Group's Australian disbursement lending. All borrowers were notified of the assignment of their loans to Impact Capital on 10 February 2006.

3.4 Pre-settlement lending

Pre-settlement lending is conducted by Impact Capital and IFL in Australia.

Pre-settlement loans are provided for both living expenses and legal disbursements, to:

- individuals who have commenced legal proceedings in relation to a personal injury they have sustained;
- claimants awaiting family law settlements; and
- beneficiaries awaiting the distribution of the proceeds of a deceased estate.

Loans are provided to persons in these categories up to the time their settlement is paid. All loans are capped at a proportion of the estimated future settlement.

The Company generally does not require borrowers to provide security over personal assets or to make monthly repayments during the term of the loan.

The Directors believe that the Company's business model confronts and resolves the twin challenges of security and serviceability which present difficulties to pre-settlement borrowers.

The pre-settlement and disbursement lending markets in which the Impact Group operates have traditionally been ignored by money lenders in Australia but have been developed successfully internationally, particularly in the United States.

Loans for personal injury claimants are provided for living expenses and legal disbursements only, generally for amounts of up to $100,000, and are typically for periods of less than nine months.

There are three main categories of claim in personal injury cases. These are:

- workplace injuries;
- motor vehicle accidents; and
- public liability.

All three types of claim are often covered by insurance. Therefore, it is unlikely that a claimant who is able to establish liability will be unable to recover damages.

The Company's objectives are to be the leading pre-settlement lender in Australia by:

- providing loans to 2% of all personal injury claimants in Australia within three years; and
- providing loans to 2% of all other settlement claimants in Australia within five years.

3.5 Pre-settlement lending market

In the United States there are at least thirty dedicated lenders operating in the pre-settlement lending market. As far as the Directors are aware, neither Australia nor the United Kingdom has similar mainstream lenders.

The Directors believe that the demand for pre-settlement lending in Australia and the United Kingdom has traditionally been met by operators charging high fees and interest which significantly impacts on the funds available to borrowers after settlement and repayment of the loan.

The Directors believe that the growth in demand for loans since the commencement of the Company's pre-settlement lending operations has shown that significant demand exists in Queensland and Western Australia for pre-settlement loans charging reasonable interest and appropriate fees. It is anticipated that this demand will be mirrored in the other states of Australia and the United Kingdom.

3.6 Pre-Settlement Lending products

The Impact Group offers different pre-settlement lending products each designed to meet:

- the needs of borrowers who require funding at different stages of the settlement process; and
- the need for prudent lending procedures by the Company.

These include:

Impact Premium - This product offers loans of up to 30% of the assessed value of the borrower's settlement to a maximum of $300,000.

Impact Express - This product offers loans of up to 50% of a certified pending settlement where payment by an insurer or similar entity is expected within ninety days of the approval date of the loan.

The minimum loan amount for each of these products is currently $3,000. Interest is currently charged at a rate between 12.5% and 19.95% per annum. Loans under both products are subject to establishment fees. Borrowers are not required to insure the loans.

3.7 Disbursement Funding

In addition to pre-settlement lending the Impact Group provides pre-approved legal firms with a lending facility to their clients so as to allow them to borrow for the costs of disbursements such as medico-legal reports and barrister's fees. This disbursement funding is provided by Impact Capital in Australia and Impact UK in the United Kingdom.

When a new client signs the firm's retainer agreement they are provided with a credit contract as a means of paying for the disbursements that are incurred during their claim.

Each law firm with which a facility of this type is established has entered into a Deed of Indemnity with the lender. These firms indemnify the lender for any loss of principal suffered as a result of a failed claim.

The disbursement funding product also provides the Impact Group with a database of potential pre-settlement borrowers.

3.8 United Kingdom operations

The Company has incorporated Impact UK with an office in Manchester. Impact UK is licensed under the Consumer Credit Act by the British Office of Fair Trading to lend in the United Kingdom.

The Company has identified an opportunity for its products in the United Kingdom and over the last 12 months has undertaken extensive research to ascertain:

- the size of the United Kingdom pre-settlement and disbursement funding market;
- the material differences between the Australian and United Kingdom markets;
- the most efficient and cost effective entry point into the United Kingdom market; and
- the potential profitability of the United Kingdom market.

The Company's research has revealed that the disbursement funding market in the United Kingdom is estimated to be currently worth approximately £2.3 - £2.6 billion per annum.

As a result of this research the Company has decided to initially pursue disbursement funding opportunities in the United Kingdom market and to do so by establishing relationships with, and promoting the product through, selected law firms.

Currently all of the Impact Group's Operations in the UK are conducted through Impact UK, which has entered into the UK Funding Arrangements with Third Party Investors. Details of these arrangements are provided below.

Impact UK will provide credit facilities to selected legal firms and their clients, on the basis of them satisfying Impact UK's due diligence requirements. The selected firms will have the following characteristics:

- they will each process at least 150 claims per month;
- sound operational and risk management systems and processes will be in place;
- a strong balance sheet; and
- an established reputation.

A number of support mechanisms are available in the United Kingdom which are not available in Australia. Where the borrower is unable to or does not repay the loan, Impact UK may have recourse to:

- an indemnity from the claimant's law firm (also available for Australian disbursement lending);
- the 'Intervention Fund' and 'Fidelity Fund' operating under the auspices of the United Kingdom Law Society;
- insurance products available to claimants in the United Kingdom including:
  - o 'After the Event' insurance (ATE);
  - o 'Before the Event' insurance (BTE);
  - o Capital Guarantee Insurance (RTA Only);
  - o an insurance bond.

Impact UK is now fully operational and its lending to 31 December 2005 demonstrates a pleasing growth in demand for disbursement funding in the United Kingdom.

The Directors believe the disbursement funding markets in the United Kingdom and the European Union are underdeveloped.

3.9 Options on issue in Impact UK

On 10 February 2006 Impact UK issued 10,960,000 options to the Third Party Investors. Each option entitles the holder to subscribe for one ordinary share in Impact UK, at 20p per share, prior to 1 May 2008.

These options were issued as part consideration for an arrangement between the Impact Group and the Third Party Investors to conclude the UK Funding Arrangements. In addition to the grant of options referred to above, pursuant to this arrangement, on 10 February 2006:

- all 12% convertible notes issued by Impact UK to the Third Party Investors were re-deemed for their principal amount (£2,000,000) plus any outstanding interest accrued from 1 January 2006;
- all 9 million options previously issued by Impact UK to the Third Party Investors were cancelled;
- a mortgage debenture over Impact UK, provided as security for the convertible notes, was released; and
- all Impact Outlay shares held by the Third Party Investors were transferred to Impact UK in consideration for the payment of $2,450,000 plus an additional $86,367, being an amount equal to 12% interest on the subscription moneys contributed by the Third Party Investors.

The Impact Group has also agreed with the Third Party Investors that in the event Impact UK's business is listed on a stock exchange in the future, it will:

- procure that the Third Party Investors are granted, by way of replacement, the same number of options in the listed entity that they currently hold in Impact UK; and

- offer the Third Party Investors the opportunity to subscribe for shares on the same terms and conditions as any cash subscription made by Impact Capital.

3.10 Progress to date

Since the commencement of its lending business, the demand for loans has tested the Impact Group's capacity to obtain funds as it has moved out of start-up phase. In the initial six months of operations to December 2004, IFL concentrated on marketing its products in Queensland where loans grew from $25,000 to $800,000 per month. The marketing has now been rolled out to Western Australia and approved loans for each of the months of October, November and December 2005 were in excess of $1.5 million per month.

The total amount of loan funds advanced during 2005 was more than $16 million. To date, over $6 million in loans have been repaid in accordance with their terms, and there has been no material default on any loan made by the Impact Group.

Substantial growth by the Impact Group's business is still achievable within Australia. The Directors believe that its systems-based business model can facilitate such an expansion with low risk and minimal increases in overheads.

The Company's business model is readily adaptable to other forms of pre-settlement lending.

The Directors believe that the Impact Group's success to date has largely come through:

- adhering rigorously to the lending parameters laid down at its inception; and
- effective word-of-mouth marketing with lawyers.

Details of the Company's financial position are provided in Section 4.

The Company's operations are based in Brisbane and to date the majority of its business has been conducted in Queensland and Western Australia. To allow the Company to grow its business, it has commenced expanding geographically to other regions where it considers that the market for its products is underdeveloped.

3.11 Growth strategy

The Directors believe that the market for the Company's lending products in Australia is immature and has been ignored by traditional lenders. The Company is attempting to establish and develop a legitimate market for its products in Australia.

There are a small number of existing operators participating in the market, although these usually have fee structures and interest rates which are substantially in excess of what the Company offers.

The Directors believe that the Company's profitability arising from its loan business and the loan businesses of the Impact Group companies in which it has invested will continue to increase as a result of:

- growth in the number of loans to borrowers which will increase revenue from loan fees and interest;
- extension of operations to other pre-settlement lending where there is a defined claim, a clear and timely right to payment and a defined source of funds to meet the claim;
- leveraging off the database of borrowers obtained via the disbursement funding product;

- its ability to increase the number of loans with minimal growth in administrative and overhead costs;
- development of brand name recognition for its products; and
- fostering new and existing relationships with lawyers.

The Company is endeavouring to secure a debt facility as part of its growth strategy.

3.12 Marketing strategy

The Company takes a two-pronged approach to marketing its products in Australia. This strategy involves:

- commercial advertising in print and electronic media to establish brand awareness and recognition and to stimulate demand; and
- establishing referral sources being professional and financial service providers combined with targeted sponsorships.

The principal marketing focus is on establishing primary referral sources. Generally these will be lawyers and accountants and the Directors believe this will be a low cost form of marketing for the Company. For this reason the Company is a major sponsor of the Australian Lawyers Alliance, a not-for-profit organisation made up of many of the country's leading plaintiff lawyers.

3.13 Information technology

The Company has invested considerable resources to develop process management systems and software flexible enough to support the projected rapid growth of the Company.

The Company's database system has been designed to maximise accuracy, keep administrative staff requirements steady and save time, particularly during rapid growth phases in the business.

The Company's experience since it commenced operations indicates that the systems it has developed are capable of handling and facilitating any foreseeable expansion of its business in the immediate future.

The Directors consider that these systems also provide a further competitive advantage for the Impact Group because they provide a barrier to entry for competitors.

3.14 Barriers to entry

There is a possibility that a competitor may enter the market and compete with the Company for customers. In the Directors belief, the summary in the table below sets out a non-exhaustive list of barriers to entry.

Potential competitor	Barrier to entry
Existing financial providers (i.e. traditional lenders)	Reluctance to provide flexible products that meet the twin challenges of security and serviceability which are a significant obstacle to many pre-settlement borrowers and to which the Company offers a solution.
New entrants	New entrants will require time and resources to: • develop the systems and assessment methodologies; • establish the industry contacts and awareness; and • raise the capital, which provide the Company with a competitive advantage.

3.15 Lending practices

The Impact Group adheres to strict lending policies which are designed to measure and control its financial exposure. All applications for loans are assessed by experienced lawyers and only when its lending policies have been met will the Impact Group advance any funds. The Impact Group will typically only advance funding to borrowers in circumstances where:

- there is no real dispute over the borrower's right to be paid and liability has been admitted or the claim has been settled and is awaiting payment;
- the loan is for a period of between three and nine months;
- there is a funded and viable source of payment such as an established, reputable insurer;
- the borrower has appointed a lawyer and the repayment of principal and interest can be made from the solicitor's trust account out of the proceeds of settlement; and
- the borrower is legally able to irrevocably instruct its lawyer to repay the loan from the proceeds of settlement, prior to any payment being made to the borrower.

Alternatively, the Impact Group may advance funds where the loan can otherwise be adequately secured.

The Impact Group has adopted management strategies which ensure a high return low risk profile for its loans. The three core management strategies for minimising late payment or non-payment of loans are:

(a) Accurate consideration and assessment of the loan application

Lawyers consider the merits and assess the value of each potential borrower's claim.

The ability to prudently evaluate the merits and expected quantum of each claim is the cornerstone of the Impact Group's business.

The legal precedents established in each state mean that an evaluation of the likely quantum of pending settlement is a reasonably accurate and manageable process. The Impact Group then adjusts the risk profile further by limiting the maximum amount loaned to a percentage of the assessed likely quantum of a borrower's claim.

(b) Repayment through a lawyer

Typically, borrowers must provide irrevocable instructions to their lawyer to repay the full amount due to the Impact Group from the proceeds of settlement before any amount is passed on to the borrower. If the borrower does not give these instructions or the lawyer refuses to accept them, the Impact Group will refuse the loan application.

(c) Loss provisioning

The Impact Group maintains provision in its accounts equal to 1% of the amount of each loan which provides for the following events:

- the borrower changing his or her instructions to their lawyer;
- the borrower's lawyer refusing to comply with the borrower's instructions;
- the borrower becoming insolvent;

- the borrower not completing their claim;
- any shortfall in the settlement proceeds;
- the insolvency of the insurer or any of the parties liable for the settlement payment;
- fraud by the borrower or the borrower's lawyer; and
- the death of a borrower.

The Company's decision to adequately provide for losses means that rather than take out an insurance policy with a recognised insurer to cover the consequences of loan default, the Company sets aside 1% of the amount of each loan into a separate provision account. The Company monitors the adequacy of this provision and adjusts it if necessary.

The provision account will be used to meet all loan defaults. This allows the funds in the provision account to be retained by the Company and form part of its assets, albeit ear-marked for meeting potential loan defaults if they arise.

The success of the Company's loss provisioning will depend on whether it can achieve greater profitability than it would have if it insured against loan default with a third party insurer.

4. FINANCIAL INFORMATION

4.1 Introduction

This Section sets out the financial information for the Company which consists of the consolidated historical and proforma balance sheets as at 30 September 2005.

The Financial Information should be read in conjunction with the significant accounting policies detailed in Section 4.3 and the risk factors set out in Section 6. While the Directors of the Company believe the assumptions used to prepare the proforma balance sheet are appropriate and reasonable at the date of this document, some factors that affect the actual position cannot be foreseen or accurately predicted and many of these factors are beyond the control of the Directors.

4.2 Unaudited Consolidated Historical and Proforma Balance Sheets

The consolidated proforma balance sheet assumes the completion of the proforma transactions set out in Notes 1 to 7 below. The consolidated historical balance sheet as at 30 September 2005 has been extracted from the Company's unaudited financial statements prepared at that date.

	Unaudited Historical balance sheet 30 September 2005	Proforma transactions initial fund raising	Proforma transactions unwind UK fund raising	Proforma balance sheet 30 September 2005
ASSETS				
Current assets				
Cash and cash equivalents	1,010,916	18,881,000	(7,262,367)	12,629,549
Trade and other receivables	7,072			7,072
Loans to customers	8,664,345			8,664,345
Prepayments	103,308			103,308
Total current assets	**9,785,641**	**18,881,000**	**(7,262,367)**	**21,404,274**
Non-current assets				
Investments	200,000			200,000
Receivables	137,128			137,128
Plant and equipment	101,260			101,260
Deferred tax assets	63,399	208,500		271,899
Goodwill	954,381			954,381
Other intangible assets	12,754			12,754
Total non-current assets	**1,468,922**	**208,500**	**-**	**1,677,422**
TOTAL ASSETS	**11,254,563**	**19,089,500**	**(7,262,367)**	**23,081,696**
LIABILITIES				
Current liabilities				
Trade and other payables	203,006			203,006
Total current liabilities	**203,006**	**-**	**-**	**203,006**
Non-current liabilities				
Trade and other payables		2,450,000	(2,450,000)	-
Interest bearing loans and borrowings	5,750,000	4,726,000	(4,726,000)	5,570,000
Total non-current liabilities	**5,750,000**	**7,176,000**	**(7,176,000)**	**5,570,000**
TOTAL LIABILITIES	**5,953,006**	**7,176,000**	**(7,176,000)**	**5,953,006**
NET ASSETS	**5,301,557**	**11,913,500**	**(86,367)**	**17,128,690**
EQUITY				
Share capital	6,298,016	11,913,500		18,211,516
Foreign currency translation reserve	(30,926)			(30,926)
[illegible]	(965,533)		(86,367)	(1,051,900)

The key assumptions involved in the preparation of the proforma consolidated balance sheet are as follows:

Initial Fund Raising Transactions

Note 1	Number of ordinary shares issued pursuant to the Placement	19,830,770
	Number of ordinary shares issued pursuant to the Rights Issue up to the maximum underwritten subscription	4,015,385
	Total number of ordinary shares issued	23,846,155
	Issue price per share	$0.52
	Cash received from the Placements and Offer	$12,400,000
	Costs of the Offer (estimate)	($695,000)
	Net funds raised under the Placements and Offer	$11,705,000
	Deferred tax asset recognised with respect to costs of offer	$208,500
	Increase in consolidated share capital	$11,913,500

Note 2	Total number of convertible notes issued by Impact UK for cash	10,000,000
	Issue price per convertible note	£0.20
	Cash received from convertible notes issued	£2,000,000
	Exchange rate £UK/$A (estimate)	2.363
	Cash received from convertible note issue in $A	$4,726,000

Note 3	Total number of ordinary shares issued by Impact Outlay (new subsidiary)	5,000,000
	Number of ordinary shares allotted to Impact UK and funded from proceeds of Impact UK convertible note issue	2,550,000
	Number of ordinary shares allotted to Third Party Investors	2,450,000
	Issue price per share	$1.00
	Net cash received from issue of ordinary shares	$2,450,000

Under the Shareholder Agreement, Impact Capital has granted a put option to each of the Third Party Investors to transfer their Impact Outlay securities to Impact Capital at fair value within one month of either the third or sixth anniversaries of the date of the Shareholders Agreement. As a result, in accordance with Accounting Standard AASB 132 Financial Instruments Disclosure and Presentation, the amount subscribed by the Third Party Investors is classified as a liability and is included in non-current trade and other payables.

Note 4	The net cash received from the initial fund raising reconciles as follows:	
	Impact Capital Placement and rights issue	$11,705,000
	Impact UK Convertible Note issue	$4,726,000
	Impact Outlay Funding share issue to outside equity interests	$2,450,000
		$18,881,000

Subsequent Transactions to Unwind UK Funding Arrangements

Note 5	Net funds raised from Impact UK Convertible Note issue	$4,726,000
	Number of Convertible Notes issued	10,000,000
	Issue price (UK pence)	20
	Exchange rate at settlement	2.363
	Refund price ($A)	0.47
	Total amount repaid to Convertible Note holders	$4,726,000

Note 6 Impact Outlay Funding Outside Equity Interest

Number of Impact Outlay Funding ordinary shares allotted to third party investors	2,450,000
Repurchase price per share	$1.035
Total agree repurchase amount	$2,536,367
Initial liability recognised	$2,450,000
Interest charged to profit and loss on de-recognition of financial liability	$86,367

Because the outside equity interest in Impact Outlay Funding has been classified as a financial liability, the accounting treatment of the difference between the original investment amount and the payout i.e. the interest component is treated as a expense through the profit and loss on the de-recognition of the financial liability.

Note 7 The amount paid to unwind the UK Funding arrangements reconciles as follows:

Initial amount of Impact UK Convertible Notes received in $A	$4,726,000
Initial amount of outside investors interests in Impact Outlay Funding	$2,450,000
Interest amount agreed from date of original investment to the date of payout	$86,367
Total payout	$7,262,367

The current status of the UK Funding Arrangements is discussed in Section 3.9.

4.3 Significant accounting policies

The significant accounting policies adopted by the Company in relation to the preparation of the historical consolidated balance sheet and the consolidated proforma balance sheet are as follows:

(a) Basis of preparation

The historical and proforma balance sheets have been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act.

They have been prepared on the basis of historical costs and, except where stated, do not take into account changing money values or current valuations of non-current assets.

(b) Principles of consolidation

The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases. Unrealised gains and losses and intercompany balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

(c) Foreign currency

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at reporting date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the income statement in the year in which the exchange rates change.

Translation of controlled foreign operations

The assets and liabilities of foreign operations, including controlled entities that are self-sustaining are translated at the rates of exchange ruling at reporting date. Equity items are translated at historic rates. The income statements are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to foreign currency translation reserve until the disposal, or partial disposal, of the operations.

(d) **Impairment of Assets**

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(e) **Revenue recognition**

Revenue from lending operations

Revenue from the lending operations is recognised at the time the liability of the borrower occurs. Establishment and assessment fees are charged in accordance with the loan agreement and are brought to account on an accruals basis at the time the loan is issued and, if not received at balance date, are reflected as part of the capitalised loan to borrowers. Interest charged on outstanding loans is brought to account on an accruals basis and, if not received at balance date, are reflected as part of the capitalised loan from borrowers.

Interest revenue

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(f) **Expenditure recognition**

Borrowing costs

Borrowing costs are expensed as incurred.

Doubtful Loans Expense

An amount equal to 1% of each new loan is provided for as an expense in the month that the loan is advanced. The Directors monitor the adequacy of the provision and adjust if necessary.

(g) **Acquisition of assets**

All assets acquired, including property plant and equipment, are initially recorded at their cost at the date of acquisition, being the fair value of the consideration given plus any incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the economic entity in future years, otherwise, the costs are expensed as incurred.

(h) **Trade and other receivables**
Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred. Receivables from related parties are recognised and carried at the nominal amount due.

(i) **Loans to customers**
Loans to customers comprise the original amount advanced including the upfront establishment and assessment charges, accrued interest and an amount representing a provision for doubtful loans.

All loans are classified as current assets as they are expected to be repaid to within 12 months, however some loans may extend beyond that period.

(j) **Depreciation of Property, Plant and Equipment**
Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the economic entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Furniture and fittings	7.5% - 30%
Office equipment	11% - 30%
Information technology systems	11.25% - 40%

There has been no change in these rates from the prior financial year.

(k) **Intangibles**

Goodwill

Goodwill is recognised at the amount by which the purchase price for the business acquired exceeded the fair value attributed to its net assets at the date of acquisition. The balance is reviewed annually for impairment and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

Other intangible assets

Other intangible assets are brought to account at cost and assessed for impairment at the end of each reporting period.

(l) **Trade and other payables**

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(m) **Interest bearing liabilities**

All loans are measured at their principal amount. Interest is recognised as an expense as it accrues.

(n) **Leases**

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense as incurred.

Finance leases

Leases which effectively transfer substantially the risks and benefits incidental to ownership of the leased item to the Company are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised as expense in the income statement.

(o) **Income tax**

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(p) **Employee benefits**

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attached to government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used. Employee benefit expenses are recognised as an expense on a net basis in their respective categories.

(q) **Share capital**

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(r) **Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO), In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

William Buck
Business Advisors
Chartered Accountants

5. INDEPENDENT ACCOUNTANT'S REPORT

DWL:gr

14 February 2006

The Directors
Impact Capital Limited
Level 9, 10 Felix Street
BRISBANE QLD 4000

INDEPENDENT ACCOUNTANT'S REPORT ON REVIEWED HISTORICAL AND PRO-FORMA FINANCIAL INFORMATION

We have prepared this Independent Accountant's Report (report) on the consolidated historical and pro-forma financial information of Impact Capital Limited (the Company) for inclusion in a Replacement Prospectus dated on or about 14 February 2006 relating to the offer of ordinary shares in the Company as described in Section 2 of the Prospectus.

Expressions defined in the Replacement Prospectus have the same meaning in this report.

Scope

You have requested William Buck to prepare a report covering the following information:
(a) the consolidated historical unaudited balance sheets of the Company as at 30 September 2005; and
(b) the consolidated pro forma balance sheets of the Company as at 30 September 2005, which assume completion of the proposed transactions disclosed in Section 4.2 of the Prospectus (the pro forma transactions);
(referred to collectively as the historical financial information)

Review of Historical Financial Information

The historical financial information set out in Section 4.2 of the Replacement Prospectus has been extracted from the consolidated unaudited financial statements of the Company for the period ended 30 September 2005. The Directors are responsible for the preparation of the historical financial information.

We have conducted our review of the historical financial information in accordance with the Australian Auditing and Assurance Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgment, considered reasonable in the circumstances including:

- analytical review procedures;
- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro forma statement of financial position;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in Section 4.3 of the Replacement Prospectus; and
- enquiry of Directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion:
Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- The historical financial information, as set out in Section 4.2 of the Replacement Prospectus does not present fairly the consolidated financial position of the Company at 30 September 2005;
- The consolidated pro forma balance sheet for the Company has not been properly prepared on the basis of the pro forma transactions;
- The historical financial information is not in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements, and accounting policies adopted by the Company disclosed in Section 4.3 of the Replacement Prospectus.

Subsequent events
To the best of our knowledge and belief, there have been no material items, transactions or events prior to the date of this report, other than those identified in this report, that have come to our attention during the course of our review, which would cause the information included in this report to be misleading. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

Independence or Disclosure of Interest
William Buck is entitled to receive normal professional fees for the preparation of this report based on the time spent at usual professional rates together with the reimbursement of direct out of pocket expenses. Mr D W Langdon, FCA, a partner of William Buck, who is a registered company auditor, has prepared this report. Neither he nor any of the partners of William Buck have any interest in the promotion of this Replacement Prospectus nor will William Buck receive any benefits (other than normal professional fees) directly or indirectly, for or in connection with the preparation of this report.

The use of this report is strictly limited to the matters contained herein and is not to be read as extending, by implication or otherwise, to any other matter. Consent for the inclusion of the Independent Accountant's Report in this Replacement Prospectus issued by the Company, in both paper and electronic form and in the format and context in which it appears has been given. At the date of this report consent has not been withdrawn.

Yours faithfully
WILLIAM BUCK
ABN 91 192 068 422



D W LANGDON
Partner and Registered Company Auditor

6. RISK FACTORS

6.1 Factors influencing success and risk

This Prospectus contains forward looking statements based on certain assumptions that are inherently uncertain. Actual events and results, including the results of the Company's operations, could differ materially from those anticipated. Some of the risks may be mitigated by the use of safeguards and appropriate systems and actions, but some are outside the control of the Board and cannot be mitigated.

The success of the Company is subject to a number of general risks, including those outlined in Section 6.2. In addition to this, there will be risks that will be specific to the future success of the Company and any investment in it. These are outlined in Section 6.3. The success of the Company is also subject to risks relating to its previous operations. These are outlined in Section 6.4.

Shareholders and investors should read this Section carefully to be fully aware of the risks that may be involved in investing in the Company. The Shares offered under this Prospectus carry no guarantee with respect to preservation or return of capital or payment of dividends. If you are in doubt as to whether you should invest in the Company, you should consult your stockbroker, accountant, or independent financial adviser.

6.2 General risks

The Company is exposed to a number of general risks which could affect its assets and liabilities, financial position, profits and losses and prospects.

Macro economic risks

While the Company's business is not considered to be cyclical, the general state of the Australian and international economies as well as changes in monetary policy, interest rates, statutory requirements and currency exchange rates may all affect the performance of the Company.

Taxation risks

A change to the current taxation regime in Australia or overseas may affect the Company and Shareholders. Tax liabilities in respect of the Shares are the responsibility of each individual Shareholder. The Company is not responsible either for taxation or penalties incurred by Shareholders. Potential Shareholders should consult their own taxation advisers to ascertain the tax implications of investment in the Company.

Share market risks

The Company's Shares are listed with ASX. The Company intends seeking quotation of all New Shares issued under this Prospectus. Shares may trade at a price below cost. In particular, the price at which the New Shares trade may be affected by market sentiment arising from factors including changes in interest rates and economic conditions and movements in the Australian and international financial markets. The risks associated with share market investments may be magnified in relation to companies with relatively small market capitalisations.

6.3 Specific Risks

Regulation

Unfavourable changes to the regulatory environment for either consumer lending, pre-settlement lending or personal injury litigation may have an impact on the profitability of the Company and could conceivably prevent it from carrying on its business in its present form.

Foreign country and currency risk

To the extent that the Company invests outside Australia (eg through its investment in Impact UK), Shareholders could be exposed to additional risks associated with foreign investment. Such risks include adverse movements in currency exchange rates, differences in relative inflation and interest rates and different regulatory and operating environments.

Publicity

Adverse publicity in relation to the Company's business may impact on its attractiveness to potential borrowers and therefore its profitability.

Concentration of business

Presently, the Company's primary operations are located in Queensland. This gives the Company a very high exposure to any adverse publicity or changes to the regulatory environment in Queensland.

To mitigate this exposure, the Impact Group is expanding elsewhere in Australia, particularly Western Australia and the United Kingdom.

Competition

The Directors believe the Impact Group is currently the only significant operator in its market in Queensland. There is however a risk that competitors will enter the market. The Directors believe that the barriers to entry set out in Section 3.14 mitigate the risk of competition to the Impact Group's business and that existing marketing strategies and administrative software give the Impact Group a competitive advantage over potential entrants.

Loan default

As set out in Section 3.15(c) under the heading Loss Provisioning, there are a number of reasons why loans may be defaulted on, leaving the Impact Group unable to recover moneys loaned.

The Impact Group employs appropriately qualified lawyers to assess the prospects of all applications and maintains a provision in its accounts for loan defaults. A high number of loan defaults may mean that the provision would be insufficient to meet losses and the Company's profitability would be affected.

To mitigate this risk, the Impact Group reviews the amount of its provision for loan defaults regularly.

To date, there has been no material default on any loan made by the Impact Group.

Result of litigation

There is a risk that the outcome of litigation will not be as successful as the borrower or their lawyers had anticipated resulting in a failure by the borrower to repay the loan in part or in full.

Technology and information systems

As with virtually all organisations, important information is stored electronically by the Company. These information systems may fail, or not operate effectively. The Company may fail to sufficiently update its technology and this may result in a loss of business.

To mitigate this risk, the Company has recovery plans in place including both on-site and off-site backups of all applications and data.

Intellectual property risks

There is a risk of infringement of intellectual property either by the Impact Group or by another person or entity in relation to the intellectual property of the Company.

Borrower related risks

While borrowers are contractually bound, and their lawyers are irrevocably directed to repay loans from the Impact Group out of settlement moneys, a number of complications may arise including:

- the borrower may die between payment of the loan and settlement;
- the borrower may change his or her lawyer;
- the borrower may change his or her instructions to his or her lawyer;
- the borrower's lawyer may refuse to comply with the borrower's instructions;
- the borrower may become insolvent; or
- the borrower may not complete the claim.

In order to ensure that, to the extent possible, given the limits on the enforcement of the borrower's irrevocable instruction, the Impact Group is protected from these risks, it has complied with the legal advice it has obtained in respect to the preparation of loan agreements.

Where the Impact Group is unable to recover funds loaned, the Directors believe that the provision for defaulting loans in the Impact Group's accounts will be adequate to cover the loss.

6.4 Specific risks associated with the Company's previous operations

Prior to June 2005 the Company operated a retail and wholesale cleaning products business.

Product liability

While these products are no longer distributed, there remains a risk that products already purchased will later prove to be defective and cause damage, loss or injury. The Directors believe that this risk is somewhat mitigated as the Company did not manufacture products itself. However, several of the product manufacturers used no longer exist and there is a possibility that future claimant's may seek to recover from the Company. These claims may not be covered by insurance.

The Directors are not aware of any such claims either threatened or made.

Workplace health and safety

The material safety data sheets for many of the products indicate that the products contain materials which are regarded by Workplace Safety Australia as hazardous. If adequate workplace health and safety procedures were not in place for dealing with these products, it is possible that the Company could be fined or ordered to pay compensation as a result of any breaches of workplace health and safety laws.

The Directors are not aware of any such claims either threatened or made.

Creditors

While due care has been taken to identify all creditors of the Company, it is possible that there are some creditors who have not lodged claims.

7. GOVERNANCE AND MANAGEMENT

7.1 Directors and key executives

All Board members and senior management bring to the Company extensive experience in the management and administration of public and private companies along with other commercial and professional entities.

The Directors of the Company are:

Bruce Judge – Chairman

Bruce has been involved with a number of listed public companies. He is a private equity investor and has previously been:

- a fellow of the Australian Insurance Institute;
- a founding chairman of the Royal Children's Hospital Foundation, Brisbane;
- a founding director of Paul Morgan Stockbroking, now ABN AMRO Morgans Limited; and
- a past winner of the investment section of the Australian Business Awards as chairman of Ariadne Australia Limited.

Bruce holds a Bachelor of Commerce degree from the University of Canterbury, New Zealand.

Bruce was appointed to the Board on 16 November 2004 and confirmed in office by Shareholders on 6 May 2005.

Russell Templeton – CEO and Managing Director

Russell has been in practice as a lawyer for over 20 years and has extensive commercial and litigation experience.

Russell has also:

- been involved with a network of legal practitioners;
- owned licensed commercial agencies; and
- been consultant to and then chief operating officer and chief executive officer of Collection House Limited, an ASX listed debt portfolio manager.

Russell was appointed to the Board on 16 November 2004 and confirmed in office by Shareholders on 6 May 2005.

Kenneth Roland Rich – Non-executive Director

Ken is a partner of BDO Kendalls, Chartered Accountants and Advisers and has completed his Master of Business Administration degree. He also holds a Bachelor of Commerce and a Diploma in Business. He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants.

Ken was appointed to the Board on 24 January 2005 and confirmed in office by Shareholders on 6 May 2005. Ken is the chairman of the Company's Audit and Risk Management Committee.

John Laurie – Non executive Director

John is a past director of Pyrmont Raw Materials Pty Ltd, a private company based in Sydney with business in construction materials, transport and contracting. John is also a director of Techstar Limited and a number of private investment companies.

John was formerly the Chairman of HomeLeisure Limited, an ASX listed company having business interests in housewares, giftware and entertainment related products. He is also a director of Twilight House Ltd, an aged care and retirement charitable organisation in the Northern Sydney region, and deputy chairman of HHO Multimedia Australasia Pty Ltd, a private entertainment company.

John was appointed to the Board on 27 July 2004 and confirmed in office by Shareholders on 4 November 2004.

Lawrie Litzow – Non executive Director and Company Secretary

Lawrie is a chartered accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services.

Lawrie has been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He also consults and advises on matters such as IPOs and economic loss assessments for courts of law.

Lawrie was appointed to the Board on 16 November 2004 and confirmed in office by Shareholders on 6 May 2005.

7.2 Overview of corporate governance

The Company is committed to implementing a set of governance policies based on the best practice recommendations of the ASX Corporate Governance Council. The Company's policies have been adopted to reflect the Company's structure and style and type of business. Some of the Company's main practices are set out below:

- a board which promotes accountability, fair governance and compliance;
- a culture of responsibility, performance, risk management and ethical conduct;
- an organisational commitment to business creativity, integrity, service and professionalism;
- transparent reporting according to the law;
- Board and executive compensation designed to align management and investor interests;
- commitment to delivering value to customers, shareholders and employees through continuing product evaluation, improvement, innovation and refinement;
- prudent funds management;
- conservative cash provisions;
- a simply structured, flexible customer and loan management process; and
- profit focussed.

Applicants should note that the Company lends to the public and is regulated by the Consumer Credit Code.

The Company has sought to institute and maintain a 'top-down' culture of corporate compliance and good governance based on accountability, supervision and ethical conduct. The Directors will monitor the affairs of the Company on behalf of all Shareholders in accordance with procedures disclosed above.

The Board has established the following guidelines to ensure the effective operation and discharge of its responsibilities.

7.3 Composition of the Board

The Board comprises at least five Directors of whom at least two will be independent Directors and the majority non-executive. The Board will comprise Directors with an appropriate blend of qualifications and expertise. The Board meets at least monthly.

One of the executive Directors shall be the Chief Executive Officer.

The Chief Executive Officer will not be the chairperson of the Board.

The Board shall contain a blend of expertise in:

- accounting and finance;
- marketing and sales;
- financial services sector or related industries; and
- CEO-level experience.

The Board currently comprises two executive Directors and three non-executive Directors, of which two are independent Directors. Details of each member of the Board, including their experience, qualifications, term of office and status and their respective shareholdings are set out above and in Section 9.3.

The non-executive Directors propose to meet at least twice annually, without the presence of management, to discuss the operation of the Board and a range of relevant matters. Matters arising from these meetings will be shared with the full Board.

The Board proposes to undertake an annual review of the performance of the Board and the individual Directors and will examine the appropriate mix of skills to ensure maximum effectiveness and contribution to the results of the Company's business.

Chairman and Managing Director

The Chairman is responsible for:

- leading the Board;
- ensuring that all Board members are properly briefed on all relevant matters;
- facilitating Board discussions; and
- managing the Board's relationship with senior management.

The Managing Director is responsible for:

- management of the day to day activities of the Company; and
- implementation of the Company's policies and strategies.

7.4 Board committees

The Board has established or proposes to establish the following committees:

- Audit and Risk Management Committee;

- Remuneration Committee;
- Nomination Committee.

It is the Board's policy that a non-executive Director chair each committee and that each committee have a majority of members being non-executive Directors.

Audit and Risk Management Committee

The Board has established an Audit and Risk Management Committee which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, the reliability of financial information and non-financial considerations such as the benchmarking of operational key performance indicators. This Committee provides a forum for effective communication between the Board and the external auditor, and also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial report.

The other task of this committee is to identify those areas of risk which are most likely to cause major disruption and damage to the business of the Company and to implement, with Board approval, plans and procedures which will mitigate any damage.

In this context, the committee is responsible for:

- the identification of the major risks to the Company and its business;
- prioritising the risks according to perceived likelihood of occurrence and impact;
- the measurement of the financial and other effects of risks identified;
- design of risk minimisation techniques and procedures;
- recommendations to the Board of risk minimisation implementation; and
- directing the implementation of Board approved plans and procedures.

The Company risk management policy and the operation of the risk management and compliance system will be directed by the Audit and Risk Management Committee. The Board receives a report from the committee following each of its meetings.

The identification of risk and its management is an ongoing process in the context of a growing and changing business and regulatory environment, and the committee will constantly re-examine its recommendations to ensure that new risks and changes to existing risks are identified, understood and the appropriate responses structured and put into effect.

The Audit and Risk Management Committee comprises a majority of non-executive Directors.

The Audit and Risk Management Committee will meet as often as considered necessary but not less than three times per year. At least once a year it will meet with the auditors without the presence of any executive members.

External auditors

The policy of the Company and the Audit Committee is to engage auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually.

An analysis of fees paid to the external auditors, including details of fees for non-audit services if any, is shown in the Directors' report. It is the policy of the external auditors to provide an annual declaration of independence to the Audit Committee.

The external auditor is requested to attend the annual general meeting of the Company and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the Directors and the executive team. The Board will establish a Remuneration Committee comprising two non-executive Directors and one executive Director.

Nomination Committee

The Board as a whole comprises the Nomination Committee. Responsibilities include Board succession as well as evaluation of Directors' performance and competencies.

The committee:

- conducts an annual review of the membership of the Board having regard to the present and future perceived needs of the Company and makes recommendations as considered appropriate to be considered at a Board meeting;
- annually examines the independent status of each Director; and
- oversees the annual review and assessment program.

7.5 Independent professional advice and access to Company information

Each Director has the right of access to relevant company information and the executive management team. Directors may seek independent professional advice at the Company's expense with approval from all Directors at a Directors' meeting. A copy of advice received by the Director must be made available to all other members of the Board.

7.6 Conflicts of interest

In accordance with the Corporations Act and the Company's Constitution, the Directors must advise the Board on an on-going basis of any interests that might conflict with those of the Company. Where the Board believes that a conflict exists, the Director concerned is not permitted to be present at the meeting when the relevant issue is considered and does not receive the relevant Board papers.

7.7 Code of conduct

Directors bear individual responsibilities for the performance of their duties before the law, and collective responsibility for the behaviour of the Board.

The following code of conduct encompasses the legislative and common law requirement of Directors, as well as the specific behaviours that the Company expects of Directors.

The Company has adopted the code of conduct as pronounced by the Australian Institute of Company Directors. This code provides that:

- a director must act honestly, in good faith and in the best interests of the company as a whole;
- a director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office;

- a director must use the powers of office for a proper purpose, in the best interests of the company as a whole;
- a director must recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interests of all stakeholders of the company;
- a director must not make improper use of information acquired as a director;
- a director must not take improper advantage of the position of director;
- a director must not allow personal interests, or the interests of any associated entity, to conflict with the interests of the company;
- a director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the board;
- confidential information received by a director in the course of the exercise of directorial duties remains the property of the company from which it was obtained and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by that company, or the person from whom the information is provided, or is required by law;
- a director should not engage in conduct likely to bring discredit upon the company;
- a director has an obligation, at all times, to comply with the spirit, as well as the letter of the law and with the principles of the code

7.8 Shareholder relations and market disclosure

The Board aims to ensure that Shareholders and other stakeholders have equal and timely access to material information concerning the Company. Information is communicated through:

- the annual report which is distributed to all shareholders and ASX;
- notices of the annual general meeting and other meetings of members called as required to obtain approval for Board action;
- timely announcements through the ASX Company Announcements Platform; and
- the half-year report containing summarised financial information and a review of operations for that period.

The Board encourages full participation of Shareholders at the annual general meeting.

7.9 Guidelines for trading Company securities

The Board will approve and communicate a policy on the trading of its securities by Directors and employees. Company policy prohibits Directors and employees from dealing in Company shares during a specified period commencing prior to the release of the Company's results, and at any other time during the year when in possession of price sensitive information.

This policy statement applies to Directors, officers and employees. This policy statement also applies to directors, officers and employees of any subsidiary company of the Company.

The Corporations Act specifically prohibits a person from purchasing or selling shares where such person (called 'an insider') possesses information that is not generally available but, if the information were generally available, would have a material effect on the price of shares in the Company.

The law also prohibits a person from procuring others to trade when the designated officer is precluded from trading.

This prohibition extends to external advisers and designated officers who should be aware of the need to enforce confidentially against such external advisers, where appropriate.

Designated officers must provide notification to the Company secretary of intended trading activity in the Company's shares.

Written confirmation or a copy of the contract note evidencing the share trading transaction must be provided to the Company secretary within 4 business days of the transaction.

A trading 'black-out' will occur during the following times:

- one month prior to the release of the half-year and 30 June preliminary financial statements and the dividend announcement;
- one month prior to any dividend announcement; and
- one month prior to any intended announcement which a reasonable person would expect to have a material effect on the price or value of the Company's shares.

The chairman may exercise his discretion to permit trading by designated officers in specific circumstances. Such circumstances include financial hardship or circumstances of a personal nature.

This trading policy applies to financial products issued or created over the Company's Shares by third parties.

This policy does not prohibit designated officers from entering into a transaction in associated products which operate to limit the economic risk of their shareholdings in the Company.

The Board recognises the benefits of equity participation by employees and Directors and encourages employees and Directors to acquire equity in the Company in the appropriate circumstances.

8. SIGNIFICANT DOCUMENTS

8.1 Significant documents

The Board considers that certain agreements relating to the Company are significant to the Offer, the operations of the Company or may be relevant to investors. A description of significant documents together with a summary of the more important details of these documents is set out below.

8.2 Constitution

The following is a summary of the major provisions of the Constitution.

Meeting procedures

Each shareholder and Director of the Company is entitled to receive 28 days' notice of and attend any general meeting of the Company. The Company is obliged to convene and hold an annual general meeting.

Rights of Shareholders

Subject to restrictions on voting from time to time affecting any class of Shares in the Company, and any restrictions imposed by the Corporations Act:

- when voting is by show of hands, each Shareholder has one vote; and
- when voting is by way of poll, each Shareholder has one vote for each Share held.

Voting may be in person or by proxy, attorney or representative.

Dividends

The Board may from time to time determine to pay a dividend. Dividends are only payable out of the profits of the Company or out of the share premium account if the dividend is satisfied by the issue of Shares to members.

Variation of rights

Any Share can be issued with preferred, deferred or other special rights, obligations or restrictions, as the Board may determine. The rights and restrictions attaching to a class of Shares in the Company can only be altered with the consent in writing of shareholders with at least 75% of the votes in the class, or by special resolution passed at a separate meeting of the holders of the Shares of that class.

Transfer of shares

Shares may be transferred by instrument in writing in any usual or common form approved by the Listing Rules or such other form as the Directors may prescribe or in the particular circumstances accept. The Directors may refuse to register any of the following transfers of Shares without assigning any reason and the decision shall be absolute:

- any transfer of Shares on which the Company has a lien or charge;
- any transfer of a Share on which a call has been made and is due and unpaid;
- any transfer the registration of which will result in a contravention of a law of the Commonwealth of Australia or of any State or Territory;
- any transfer the registration of which would create a new shareholding of less than a marketable parcel; or
- any transfer the registration of which will result in more than 3 persons being registered as joint holders otherwise than as the executors or trustees of the will or estate of a deceased member.

Lien on shares

The Company shall have a first and paramount lien on every Share registered in the name of a member for all monies due to the Company. The Company's lien on any Share shall extend to all dividends payable thereon.

Calls on shares

The Directors may from time to time make such calls as they shall think fit on the members in respect of any monies unpaid on the Shares held by them. A call may be made payable in instalments.

Winding up

If the Company is wound up (whether voluntarily, under supervision or by the court) the liquidator may, with the authority of a special resolution, divide amongst the members in specie or in kind any part of the assets of the Company and may determine how such division will be carried out as between the members or different classes of members.

Appointment and removal of Directors

The Company in general meeting and the Directors at any time may, by resolution, appoint a person as a Director either to fill a casual vacancy or as an additional Director, provided that the maximum number of Directors does not at any time exceed the maximum number allowed by law.

The Listing Rules require the Company to hold an election of Directors each year. No Director (except a managing director) shall retain office for a period in excess of 3 years without submitting for re-election.

At every general meeting one-third of the Directors (except a managing director) or, if their number is not a multiple of 3 the number nearest to one-third, shall retire from office.

A retiring Director shall be eligible for re-election.

The Company may at any time in a general meeting by resolution remove any Director without being required to give any reason for such removal.

Holding of shares

Directors are not required under the Constitution to hold any Shares in the Company.

Remuneration of Directors

The Company may remunerate a Director. Such remuneration shall, subject to any resolution of a general meeting, be fixed by the Directors. Remuneration may be by:

- fixed salary;
- commission, honorarium or share of profits;
- issue of shares in the Company or in any corporation in which the Company is interested;
- participation in any profits;
- pension or retiring allowance;
- any or all of the above modes; or
- any other manner that may be agreed between the Directors and the Board which shall be lawful.

Indemnity and insurance

Subject to the provisions of the Corporations Act, every Director, secretary, chief executive officer, manager or officer of the Company or any person employed by the Company as an auditor shall be indemnified out of the funds of the Company against all liability incurred by such person in defending any proceedings in which judgement is given in the person's favour or in which the person is acquitted or in connection with any application under the Corporations Act in which relief is granted to the person by a Court.

To the extent permitted by law the Company may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of the Company against a liability incurred by the person in their capacity as an officer of the Company provided that the liability does not arise out of conduct involving a wilful breach of duty in relation to the Company or for costs and expenses incurred by that person in defending proceedings, whatever their outcome.

8.3 Terms and conditions of the Australian Convertible Notes

Set out below are the terms and conditions of the 6 million Australian Convertible Notes issued by the Company on 4 July 2005, as varied by the Company on 8 August 2005:

1. DEFINITIONS

When used in these terms and conditions the following terms shall have the following meanings, unless the contrary intention appears:

'Business Day' *means a day other than a Saturday, Sunday, a public holiday or other holiday appointed pursuant to the Holidays Act 1983 (Qld) in Brisbane;*

'Company' *means Impact Capital Limited ABN 22 094 503 385;*

'Constitution' *means the Constitution of the Company;*

'Conversion Date' *means 29 June 2007 unless conversion has otherwise occurred as contemplated under these Terms;*

'Conversion Notice' *means the notice which may be given by a Noteholder to the Company pursuant to an exercise of its rights under clause 12, in the form set out in Schedule 2 of the Impact Capital Convertible Note Memorandum;*

'Conversion Price' *means $1.00 based on the Issue Price being the subscription amount for a fully paid Share;*

'Corporations Act' *means the Corporations Act 2001 (Cth);*

'Event of Default' *mean any of the events specified in clause 7.1;*

'Extraordinary Resolution' *means a resolution passed at a meeting of Noteholders duly convened and held in accordance with these Terms and carried by a majority consisting of the holders of Notes representing not less than 75% in value of the Principal Amount held by the holders of Notes who are present at the meeting in person, by proxy or representative.*

'Interest Rate' *means 12% per annum;*

'Issue Date' *means on or about 4 July 2005;*

'Issue Price' *or 'Face Value' means $1.00 for each Note;*

'Liabilities' *means all liabilities and provisions including, without limitation, liabilities and provisions in respect of:*

(a) income and other taxes;

(b) annual and long service leave of employees; and

(c) dividends recommended, declared or accrued but unpaid;

'Maturity Date' *means 30 June 2007;*

'Moneys Owing' *means the Principal Amount and any interest payable on the Notes and any other moneys payable to Noteholders (including damages) under or in respect of these Terms or the Notes and, in relation to a Noteholder, means that portion of those moneys which is owing to that Noteholder;*

'Note or Notes' *means the redeemable convertible notes issued by the Company to a Noteholder in accordance with these Terms;*

'Notice to Redeem' *means a valid notice in writing to the Company requesting to redeem the Note;*

'Noteholder' *means the registered holder of a Note or Notes;*

'Note Obligations' *means all Liabilities of the Company to Noteholders, under the Terms of the Notes, including the Principal Amount and interest on the Principal Amount;*

'Ordinary Shareholder' *means the holder of an Ordinary Share;*

'Ordinary Share' *means an ordinary share in the Company;*

'Payment Date' *means 30 September, 31 December, 31 March or 30 June;*

'Principal Amount' *means the principal amount represented by the Issue Price of all Notes outstanding from time to time under the Notes;*

'Redemption Date' *means the Maturity Date unless redemption or conversion has otherwise occurred as contemplated under these Terms;*

'Register' *means the register of Noteholders required to be kept under the Corporations Act 2001;*

'Share' *means an ordinary share in the capital of the Company;*

'Terms' *means the terms and conditions under which the Notes are issued and are set out in this document.*

2. INTERPRETATION

In these Terms, headings are for convenience only and shall not affect their interpretation and except to the extent that the context otherwise requires:

(a) a reference to any statute or statutory provision shall include any modification or re-enactment of or any legislative provisions substituted for and all legislation and statutory instruments issued under such legislation and statutory instruments issued under such legislation or such provision;

(b) words denoting the singular shall include the plural and vice versa;

(c) words denoting individuals shall include corporations, associations, trustees, instrumentalities and partnerships and vice versa;

(d) words denoting any gender shall include all genders;

(e) references to Parts, Clauses and Schedules are references to Parts, Clauses and Schedules to these Terms;

(f) references to any document, deed or agreement shall include references to such document or agreement as amended, novated, supplemented, varied or replaced from time to time;

(g) references to dates and times are to Brisbane time; and

(h) references to '$' or 'dollars' are to the lawful currency of Australia.

3. NOTE ISSUE

3.1 Terms

A Noteholder, by accepting the issue of the Notes, agrees to be bound by these Terms.

The Notes:

(a) are governed by these Terms; and

(b) rank, and will at all times rank, pari passu without any preference amongst the other Notes.

3.2 Binding Nature

By accepting a transfer of Notes, the transferee shall be deemed to have agreed to be bound by these Terms.

3.3 Indebtedness

The Company acknowledges that on and from the Issue Date of a Note and at all times before the redemption or conversion (as the case may be) of that Note, it will be indebted to the relevant Noteholder to the extent of the Issue Price of that Note.

3.4 Obligations are Unsecured

The Company's obligations under these Terms to pay all amounts due on the redemption of a Note are unsecured.

3.5 Interest

Interest payable on each Note is determined as set out in clause 4.

4. INTEREST PAYABLE

4.1 Determination of interest and payment

Interest must be paid by the Company on the Note from and including the Issue Date, up to and including the date on which the Note is converted or redeemed.

The amount of interest payable on the Note:

(a) is cumulative (and will be capitalised on a 3 monthly basis) ;

(b) accrues daily; and

(c) will be calculated at the Interest Rate on the Issue Price of the Note.

The interest must be paid by the Company 3 monthly in arrears by not later than seven days after each Payment Date to a Noteholder, commencing on the first Payment Date that occurs after the Issue Date.

4.2 Eligibility for interest payment

In the case of any transfer of Notes, it shall be the responsibility of the transferor and the transferee to ensure that interest adjustments are made between them noting the Company's obligation to pay all relevant accrued interest to the registered Noteholder in the Register on each relevant Payment Date.

5. OBLIGATIONS OF COMPANY

5.1 Accounts

The Company must:

(a) within 90 days of the end of a financial year of the Company, cause a set of consolidated accounts for the Company for that financial year as required by, and prepared in accordance with Part 2M.3, Division 1 of the Corporations Act 2001, to be made out and lodged with the Australian Securities and Investments Commission ('ASIC'); and

(b) if it is a disclosing entity within 75 days of the end of the first 6 months of a financial year of the Company, cause a set of half year accounts of the Company for that half year as required by, and prepared in accordance with Part 2M.3, Division 2 of the Corporations Act 2001, to be made out and lodged with the ASIC.

5.2 Audit

The accounts referred to in clause 5.1(a) must be prepared and audited in accordance with Part 3M.3 Division 3 of the Corporations Act. The Company may elect to cause the accounts referred to in clause 5.1(b) to be reviewed in accordance with section 309(4) of the Corporations Act 2001 by a person qualified in accordance with section 331AA(2) of the Corporations Act 2001.

5.3 Compliance with Terms

(a) The Company undertakes to comply with these Terms.

(b) The Company acknowledges that it has a duty to repay the Principal Amount paid on the Notes (and interest).

6. COVENANTS BY COMPANY

6.1 Compliance with Covenants

The Company will duly and punctually observe, fulfil, perform and comply with all the covenants, conditions and obligations imposed upon it by or under these Terms.

6.2 Duties at Law

The Company covenants to:

(a) perform each of the duties and obligations imposed on it by the Corporations Act 2001 or any other statute from time to time; and

(b) ensure that all information provided is true and correct and is not (by omission or otherwise) misleading.

6.3 General Covenants

The Company covenants to:

(a)duly and punctually fulfil, perform and comply with all the covenants, terms, conditions and obligations imposed upon it by or under these Terms, and notify Noteholders in writing immediately on becoming aware that any of those covenants, term, conditions and obligations cannot be fulfilled or performed;

(b)not pay any dividend while any interest on the Notes is overdue and unpaid or while any of the Principal Amount is overdue and unpaid, or while any of the Notes which have become payable or redeemable have not been paid or redeemed as a consequence of default by the Company; and

(c)execute and do all such assurances and things as are reasonably required for giving effect to these Terms and conferring the full benefit of these Terms upon Noteholders

7. EVENTS OF DEFAULT

7.1 Events

Each of the following events is an Event of Default:

(a) (unremedied default in payment) if, following the Maturity Date, or the Redemption Date, the Company makes default in the payment of any Moneys Owing in respect of the Notes and that default continues unremedied by the Company for a period of 7 days after demand for those moneys is made by any Noteholder;

(b) (unremedied material breach) if the Company commits a material breach of any other covenant, condition or obligation imposed on it by these Terms and that breach has not been remedied within 30 days of receiving notice of the breach requiring that breach to be remedied;

(c) (winding up) if an order is made or a resolution is effectively passed for the winding up of the Company except for the purposes of a reconstruction or amalgamation with the prior written consent of Noteholders (such consent not to be unreasonably withheld);

(d) (insolvency) if the Company is unable to pay its debts within the meaning of the Corporations Act 2001; and

*7.2 **Permitted Actions by Noteholders***

Nothing in these Terms shall exclude, limit, defer or otherwise prejudicially affect a Noteholder's right:

(a) to take proceedings in respect of any breach or threatened breach of, or to compel or enforce performance of, any of the covenants, undertakings and obligations of the Company under these Terms other than in relation to the payment of Note Obligations prior to the Company entering liquidation; or

(b) to take proceedings for the liquidation of the Company for failure to redeem a Note, in any circumstances where permitted under the Corporations Act 2001.

*7.3 **Liquidation***

Upon the Company entering liquidation:

(a) subject to the succeeding provisions of this clause, each Note will be due to be redeemed for an amount equal to the Principal Amount of the Note calculated at the date of the Company entering liquidation; and

(b) no Noteholder shall be entitled to receive payment from the liquidator or the Company (including by way of set off or counterclaim) of any Note Obligations above that provided for payment in the liquidation of the Company.

8. PARTICIPATION

INTENTIONALLY DELETED

9. REDEMPTION

(a) Each Note shall, subject to these Terms, be redeemed by the Company by the payment to the Noteholder by the Company of the Issue Price, on the Redemption Date.

(b) Where, by midnight on the Conversion Date, the Company has not received a valid Conversion Notice from a Noteholder, the Company shall redeem Notes held by that Noteholder on the Redemption Date.

10. EARLY REDEMPTION

10.1 Redeeming Notes

If any of the events referred to in clause 10.2 occurs prior to the Redemption Date, a Noteholder may give to the Company a written notice requiring the Company to redeem the relevant Note on a Business Day which is nominated by a Noteholder and which is not less than 30 days after the day on which the notice is delivered to the registered office of the Company.

10.2 Redemption defaults

The events referred to in clause 10.1 are:

(a) the making of an order for the winding up or dissolution of the Company;

(b) the happening of an event whereby the Company is unable to pay its debts in accordance with the Corporations Act 2001;

(c) the appointment of a receiver or a receiver and manager of the whole or a part of the undertaking, property or assets of the Company;

(d) an encumbrancer takes possession of the whole or a part of the undertaking property or assets of the Company;

(e) the Company is placed under official management; and

(f) the Company enters into an arrangement or composition with creditors generally or a class of creditors.

10.3 The Company must redeem

If a Noteholder gives to the Company a notice pursuant to clause 10.1, the Company must redeem the Note by paying to a Noteholder the Issue Price of the Note.

11. REDEMPTION BY COMPANY

11.1 Company may redeem

The Company may if it wishes, at any time prior to the Redemption Date, give to a Noteholder a written notice to the effect that the Company proposes at the expiration of 3 months from the date of the giving of the notice to redeem the Note.

11.2 Noteholder must redeem

If the Company gives to a Noteholder a notice pursuant to clause 11.1, the Company shall at the expiration of 3 months after the notice is given to a Noteholder pursuant to clause 11.1, redeem the Note by paying to a Noteholder the Issue Price in respect of the Note. The amount of any unpaid interest shall be paid to the Noteholder at the time of redemption.

11.3 Negation of redemption

If the Company gives a notice pursuant to clause 11.1, a Noteholder may before the expiration of the 3 months specified in the notice given pursuant to clause 11.1, nevertheless exercise the conversion rights specified in clause 12.1 by the giving of a Conversion Notice to the Company prior to the expiration of such 3 month period. In the event that the Noteholder gives to the Company a Conversion Notice pursuant to this clause then, the Conversion Notice shall immediately negate the notice to redeem given by the Company and the Company shall be obliged thereupon to issue a Share or Shares to the Noteholder as a consequence of conversion.

12. CONVERSION OF NOTES

12.1 Conversion

Subject to the Terms, a Noteholder may, at anytime prior to the Redemption Date, elect to convert all or some of their Notes by giving the Company a valid Conversion Notice.

12.2 Shares to be Issued

On conversion, one fully paid Ordinary Share will be issued to a Noteholder for every Note.

12.3 Certificates

The Company shall, not later than one month after receipt of a duly completed Conversion Notice, send to a Noteholder a statement for the number of Ordinary Shares issued on conversion of the Notes. Such statement shall be sent by the Company to a Noteholder at the address shown in the Register of Noteholders.

12.4 Ranking

Ordinary Shares allotted upon conversion of Notes shall rank in all respects pari passu and form one class with the Ordinary Shares on issue at the date of issue of the Notes.

13. CANCELLATION OF NOTE

Where a Note is redeemed or converted, it shall be cancelled

14. CORPORATE RECONSTRUCTION

14.1 Parity of treatment with shareholder

If Ordinary Shares in the Company are reconstructed, consolidated or divided while any Note remains capable of being converted or redeemed, the Notes must be reconstructed, consolidated or divided on the same basis so that Noteholders are not unfairly prejudiced or disadvantaged relative to holders of Ordinary Shares.

14.2 Merger

In the event that as part of a proposed merger or the proposed acquisition or sale of the Shares approved of by the Board of the Company (by majority) and recommended to the Ordinary Shareholders for acceptance, the Company shall be empowered (in the absence of any redemption request then received from any Noteholder) to unilaterally exercise conversion of the Notes to Shares and the Company and its directors shall be authorised to do all such acts and things as may be consistent therewith as, and for all intents and purposes, as a Noteholder's attorney and the registration of a Noteholder in the Register shall be sufficient authority for the Company and its directors to act accordingly.

15. REGISTER OF NOTEHOLDERS

(a)The Company must keep at its registered office a register which contains:

(i) the name and address of each Noteholder;

(ii) details of the Notes held by each Noteholder;

(iii) the date of issue of each Note; and

(iv) the number of the Note certificate.

(b)A Noteholder must promptly notify the Company of any change of its name or registered address.

(c)The Company will only recognise the registered Noteholder as the owner of a Note and is not bound to take notice or to see the execution of any trust (whether express, implied or constructive) to which any Note may be subject.

16. POWER OF AMENDMENT

16.1 Amendment of Terms without Noteholder consent

Notwithstanding anything in these Terms, the Company is entitled without any authority or assent on the part of a Noteholders to amend or add to these Terms if in the opinion of the Company such amendment or addition:

(a) is of a formal, minor or technical nature;

(b) is made to correct a manifest error;

(c) is expedient or requisite to enable the Notes or Shares to be listed or remain listed for quotation on any stock market or to be offered for subscription or sale under the laws for the time being in force in any place; or

(d) is not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously therewith) to be materially prejudicial to the interests of a Noteholders and two directors of the Company on behalf of the board of directors of the Company have so certified. The Company, in determining whether or not such amendment or addition is materially prejudicial to the interests of a Noteholders, may act upon the advice or the opinion of or any information obtained from an expert (at the expense of the Company).

16.2 Amendment with Extraordinary Resolution

Notwithstanding anything in these Terms, the Company may, with the authority of an Extraordinary Resolution, make any amendment or addition to these Terms.

17. MEETINGS OF NOTEHOLDERS

The Company may call a meeting of Noteholders in the manner provided in this Clause 17 and those meetings will be conducted and have the powers as are set out in this Clause 17.

17.1 Convening Meetings

The Company may at any time summon a meeting of Noteholders. The Company must summon a meeting of Noteholders if requested in writing to do so by persons holding Notes representing not less than 10% in value of the Principal Amount. Meetings are to be held in Ipswich or at such other place as the Company may determine or approve.

17.2 Notice

Noteholders must be given at least 14 days' notice of a meeting but if the meeting is to consider an Extraordinary Resolution, 21 days' notice of the meeting shall be required. The period of notice is to be determined exclusive of the day on which the notice is served or deemed to be served and of the day for which it is given.

17.3 Provision of Notices

Notices to Noteholders must be given in the manner provided by these Terms. A notice of meeting must specify the place, day and hour of the meeting and the general nature of the business to be transacted but it is not necessary to specify in the notice the precise terms of the resolutions to be proposed.

17.4 Failure to give notice does not invalidate

The accidental omission to give notice to or the non receipt of notice by any of a Noteholders does not invalidate the proceedings at any meeting convened by the Company.

17.5 Quorum

At any meeting a quorum for the transaction of business shall be formed by 2 Noteholders present in person or by proxy or being a corporation by proxy or duly authorised representative holding Notes in aggregate representing at least 10% in value of the Principal Amount. If there is only one Noteholder, one Noteholder shall form a quorum.

17.6 Adjournment in the absence of quorum

If within 30 minutes from the time appointed for the meeting a quorum is not present the meeting convened upon the requisition of Noteholders shall be dissolved. In any other case it shall stand adjourned to such day and time not being less than 14 days thereafter or in the case of an adjourned meeting of Noteholders at which an Extraordinary Resolution is to be submitted 21 days thereafter and to such place as may be appointed by the Chairman. At such an adjourned meeting a Noteholders present and entitled to vote whatever the value of the Notes held by them will be a quorum for the transaction of business including the passing of Extraordinary Resolutions. Notice of any adjourned meeting of Noteholders at which an Extraordinary Resolution is to be submitted must be given in the same manner as of an original meeting and such notice must state that a Noteholders present at the adjourned meeting whatever their number and the amount of Notes held by them will form a quorum.

17.7 Chairman

The Chairman of the Company is entitled to be Chairman at every meeting of Noteholders, but if no such person is nominated or if at any meeting the person nominated shall not be present within 15 minutes after the time appointed for holding the meeting, Noteholders present may choose one of their number to be Chairman.

17.8 Adjournment by Chairman

The Chairman may with the consent of any meeting at which a quorum is present and must, if directed by the meeting so resolving on a poll, adjourn the meeting from time to time and from place to place but no business may be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

17.9 ***Voting***

At any meeting a resolution put to the vote of the meeting will be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman or in writing by one or more Noteholders present in person or by proxy and holding or representing one twentieth in value of the Principal Amount. Unless a poll is so demanded a declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

17.10 ***Poll***

If a poll is duly demanded it must be taken in such manner as the Chairman may direct and the result of such a poll will be deemed to be the resolution of the meeting at which the poll was demanded.

17.11 ***Casting Vote***

In the case of an equality of votes whether on a show of hands or on a poll the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded is entitled to a casting vote in addition to the votes (if any) to which he may be entitled as a Noteholder.

17.12 ***Poll Demands***

A poll demanded on the election of a Chairman or on a question of adjournment is to be taken at the meeting without adjournment. A poll demanded on any other question is to be taken either immediately or at such time (not being more than thirty days from the date of the meeting) and place as the Chairman may direct. No notice need be given of a poll not taken immediately.

The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

17.13 ***Voting entitlements***

On a show of hands every Noteholder who being an individual is present in person or by attorney or being a corporation is present by proxy or attorney or by its authorised representative has one vote and on a poll every Noteholder who is present in person or by proxy has one vote for every Note with respect to which he is the registered holder.

17.14 ***Joint holders***

In the case of joint registered holders of Notes the vote of the senior who tenders a vote whether in person or by proxy is to be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority is determined by the order in which the names appear in the Register of Noteholders in respect of the joint holding.

17.15 ***Noteholder entitled to more than one vote***

On a poll votes may be given either personally or by proxy and a Noteholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

17.16 ***Proxy***

The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation either under its Common Seal or under the hand of an officer or attorney so authorised. A person appointed to act as proxy need not be a Noteholder.

17.17 Noteholder which is a corporation

A Noteholder which is a corporation may be represented at a meeting of Noteholders or may vote at the meeting or on a poll or in relation to any resolution of Noteholders by proxy or by attorney or by representative appointed in accordance with the provisions of section 250D of the Corporations Act as if references to 'member' or 'members' in that section were references to 'Noteholder' or 'Noteholders'.

17.18 Deposit of Proxies

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the power or authority must be deposited at such place as the Company may in the notice convening the meeting direct or if no such place is appointed then at the registered office of the Company not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or in the case of a poll before the time appointed for taking of the poll) at which the person named in the instrument proposes to vote and in default the instrument of proxy will not be treated as valid. No instrument appointing a proxy is valid after the expiration of 12 months from the date named in it as the date of its execution.

17.19 Proxy Instruments

An instrument of proxy may be in the usual common form or in such other form as the Company may approve and need not be witnessed. The proxy will be deemed to include the right to demand or join in demanding a poll. Unless the contrary is stated on the instrument of proxy, a proxy is valid for any adjournment of the meeting to which it relates.

17.20 Proxy Voting

A vote given in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the Notes in respect of which the proxy is given provided that no notice in writing of such death insanity revocation or transfer has been received by the Company at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

17.21 Powers of meeting of Noteholders

Without limiting the rights of Noteholders or the Company pursuant to these Terms, a meeting of Noteholders has in addition to all other powers, the following powers exercisable by Extraordinary Resolution only:

(a) power to sanction the release of the Company from all or any part of their liability to pay the Principal Amount and interest owing upon the Notes;

(b) power to sanction any modification or compromise or any arrangement in respect of the rights of a Noteholders against the Company whether such rights shall arise under these Terms or otherwise;

(c) power to assent to any modification of the provisions contained in these Terms and to authorise the Company to concur in and execute any supplemental deed embodying any such modification;

(d) power to give any sanction, direction or request which under any of the provisions of these Terms is required to be given with the consent of Noteholders; and

(e) power to give any release in respect of anything done or omitted to be done by the Company.

17.22 Extraordinary Resolution binding

An Extraordinary Resolution passed at a meeting of a Noteholders duly convened and held in accordance with these Terms is binding upon all Noteholders whether or not present at the meeting and each Noteholder is bound to give effect to it accordingly.

*17.23 **Minutes***

Minutes of all resolutions and proceedings at every meeting must be made and duly entered in the books to be from time to time provided for that purpose by the Company and any minute if purporting to be signed by the Chairman of the meeting at which a resolution was passed or proceedings were held or by the Chairman of the next succeeding meeting of Noteholders is prima facie evidence of the matters stated in it.

18. TRANSFER OF NOTES

*18.1 **Transfer in writing***

Subject to these Terms, a Noteholder may transfer all or any of a Noteholder's Notes by instrument in writing which is:

(a) in any usual or common form; or

(b) in any other form approved by the board.

*18.2 **Requirements of Transfer***

Where a Noteholder seeks to transfer all or any of a Noteholder's Notes, the Company may only register the transfer where an instrument satisfying Condition 18.1 is delivered to the Company (including, for this purpose, a person authorised to receive instruments) and the instrument:

(a) is duly stamped, if necessary;

(b) is executed by the transferor and the transferee; and

(c) accompanied by the issued certificate for the Notes (if required by the Company).

*18.3 **Entry of name into register***

The transferor of a Note remains a Noteholder in respect of that Note until the transfer is registered and the name of the transferee is entered in the Register in respect of that Note.

*18.4 **Marking of Transfer Form***

On request by a Noteholder, the Company shall procure the marking of a transfer form which has been properly executed by that Noteholder as transferor on the following terms:

(a) the marking will take the form of a certificate endorsed on the transfer form to the effect that the Notes referred to in that transfer form are registered in the name of a Noteholder;

(b) the marking will represent a statement by the Registrar as to the status of the Register only and is given by the Registrar for the benefit of prospective transferees of those Notes;

(c) where any transfer form is so marked and details of it are entered on the Register, the Registrar shall not register any transfer of Notes referred to in that transfer form during the period specified in the certificate except under that marked transfer form; and

(d) marking a transfer form does not result in either it being a document of title in respect of any Note or prevent a Noteholder of the Notes to which the transfer form relates from receiving payments in respect of Notes.

*18.5 **No Fee for Registration***

No fee will be charged for the registration of a transfer.

*18.6 **Transferee recognised as Noteholder on registration***

On registration of the transfer of Notes, the transferee will be recognised as entitled to the Notes free from any equity set-off or cross-claim of the Company against the transferor.

*18.7 **Retention of Transfer Forms***

All instruments which are in accordance with Condition 18.1 and which are registered will be retained by the Company for a period of seven years.

19. NOTICES

(a) Any notice from the Company to a Noteholder must be sent to the registered address of a Noteholder as recorded in the Register.

(b) Any notice from a Noteholder to the Company must be sent by it to the Company at its registered office (or at such other address as may be notified for this purpose by the Company from time to time).

(c) In the absence of proof to the contrary a notice is deemed to have been given or served on the parry to whom it was sent:

(i) in the case of hand delivery, upon delivery during Business Hours of the recipient;

(ii) in the case of pre-paid post, 2 Business Days after the date of dispatch; and

(iii) in the case of facsimile transmission:

(A) at the time of dispatch if that dispatch is during Business Hours; or

(B) at 9.00am on the next Business Day following the day of dispatch, if the dispatch is outside Business Hours.

(d) In this clause 'Business Hours' means from 9.00am to 5.00pm on a Business Day.

20. GOVERNING LAW AND JURISDICTION

(a) These Terms are governed by the laws of Queensland and the Commonwealth of Australia.

(b) The Company and each Noteholder irrevocably submits to the non-exclusive jurisdiction of the courts of Queensland.

8.4 Underwriting Agreement

Impact Capital has entered into an underwriting agreement with Bell Potter, pursuant to which Bell Potter will underwrite the Placement and Rights Issue.

The key terms of the underwriting agreement are as follows:

(a) Bell Potter's obligations are conditional on it receiving firm commitments from investors filling the Placement and sub-underwriting the Rights Issue;

(b) Bell Potter may terminate the underwriting agreement in the event that the S&P/ ASX 200 share price index falls 10% or more during the term of the underwriting agreement;

(c) A number of other grounds for termination which are usual in an underwriting agreement, have also been included;

(d) Bell Potter must lodge or cause to be lodged with Impact Capital applications for the Shares offered under the Placement;

(e) Impact Capital must issue and allot the shares offered under the Placement by 5:00pm (Melbourne time) on the day following the date on which applications must be lodged;

(f) In the event of the Rights Issue not being fully subscribed, Impact Capital must give Bell Potter notice of the shortfall. Where such notice is given, Bell Potter must lodge or cause to be lodged with Impact Capital applications for the shortfall Shares.

(g) Impact Capital must not reject any application for Shares without the consent of Bell Potter and Bell Potter may nominate subscribers for Shares.

(h) Impact Capital must pay Bell Potter a management fee of $50,000 plus GST as well as a commission of 4% of funds raised (plus GST) within 2 business days of receiving applications for all Shares offered under the Placements;

(i) Impact Capital must pay Bell Potter a further commission of 4% of funds raised (plus GST) within 2 business days of receiving applications for all Shares offered under the

(j) In the event that Impact Capital decides not to proceed with the Offer, a 'break fee' of $248,000 will be payable to Bell Potter;

(k) Bell Potter is responsible for paying any fees due and payable to sub-underwriters or brokers it appoints in connection with the Offer;

(l) Impact Capital must pay all other reasonable costs, charges and expenses incurred by Bell Potter in connection with the Offer.

9. ADDITIONAL INFORMATION

9.1 Incorporation and name change

The Company was incorporated on 18 September 2000. At a meeting of Shareholders on 6 May 2005 it was resolved to change the name to Impact Capital Limited. This change of name was lodged with ASIC on 16 May 2005.

9.2 Company tax

The Company is expected to be liable to pay income tax in respect of its net taxable income at prescribed company rates in accordance with the Income Tax Assessment Act.

9.3 Interests of Directors

Other than as set out below or elsewhere in this Prospectus:

- no Director or proposed Director of the Company and no firm in which a Director or proposed Director of the Company is or was at the relevant time, a partner has, or has had in the two years before lodgement of this Prospectus, any interest in the promotion of, or in any property proposed to be acquired by, the Company; and
- no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid to any Director or proposed Director of the Company (or to any firm in which he is or was a partner) either to induce him to become or to qualify him as a Director, or otherwise for services rendered by him or by the firm in connection with the promotion or formation of the Company.

Shares

The table below sets out the interests of Directors (personally or through associates) in Shares at the date of this Prospectus:

Name	Holding	%
Bruce Judge	2,007,777	3.32
Russell Templeton	1,767,777	2.93
John Laurie	27,500	0.05
Lawrie Litzow	2,557,777	4.23
Kenneth Rich	100,000	0.17

Payment to Directors

The Constitution provides that the Directors may be paid, as remuneration for their services as Directors, a sum determined from time to time by the Shareholders in general meeting, with that sum to be divided amongst the Directors in such manner and proportion as they agree.

The maximum aggregate amount, which has been approved by Shareholders for payment to the Directors is $250,000 per annum. Approximately $58,500 was paid to Directors in 2004FY and $22,500 was paid in 2005FY. It is anticipated that non-executive directors will be paid $72,000 in 2006FY. Executive Directors are not paid Directors' fees.

Contracts with Directors or Director-related entities

In the previous two year period transactions entered into with Directors of the Company or their related entities were as follows:

- Former Directors, Kevin McQuay and Sam Bass, received approximately $480,000 in respect of remuneration and consulting fees.
- In 2005FY, Lawrie Litzow received consulting fees of $33,600 (exclusive of GST) and will charge further consulting fees of approximately $38,400 (exclusive of GST) for 2006FY (in addition to his fees as non-executive director).
- IFL sub-leases certain premises at Level 9, 10 Felix Street, Brisbane from Templeton Smith Consulting Pty Ltd ACN 105 188 154, an entity associated with Russell Templeton. The sublease is on similar terms and conditions to the head-lease which is held by a non-associated third party.
- Bruce Judge and Russell Templeton through their nominee entities receive remuneration as Chairman, and as CEO and Managing Director, respectively. Since 1 July 2005, these entities have been remunerated at a rate of $180,000 per annum and $280,000 per annum respectively.

9.4 Consents and disclaimers of responsibility

None of the parties referred to below has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based other than as set out below. Each of the parties referred to below, to the maximum extent permitted by law, expressly disclaims, and takes no responsibility for any part of this Prospectus, other than the reference to its name and a statement included in this Prospectus with the consent of that party, as specified below.

KPMG has given, and has not withdrawn, its written consent to be named as auditor in Australia in the form and context in which it is named. KPMG has not been associated with the preparation of the Prospectus nor with any due diligence procedures that may have occurred in connection with the preparation or issue of this Prospectus. KPMG has not authorised or caused the issue of this Prospectus. KPMG makes no representation and takes no responsibility for any statements in or omissions from any part of this Prospectus.

William Buck has given, and has not withdrawn, its consent to be named in the form and context in which it is named and to its Independent Accountant's Report in Section 5 being included in the form and context in which it is included.

Bell Potter Securities Limited has given, and has not withdrawn its written consent to be named as underwriter to the issue in the form and context in which it is named.

McCullough Robertson has given and has not withdrawn its written consent to be named as lawyers to the issue in the form and context in which it is named.

Computershare Investor Services Pty Limited has given, and has not withdrawn, its written consent to be named as the Company's Share Registry in the form and context in which it is named.

9.5 Interests of experts and advisers

Other than as set out below or elsewhere in this Prospectus, no expert or any firm in which any expert is a partner has, or has had in the two years before lodgement of this Prospectus, any interest in the promotion of, or in any property or assets proposed to be acquired by the Company and no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid to any expert (or to any firm in which he or she is or was a partner) for services rendered by the expert or the firm in connection with the promotion of the Company or in connection with the Offer:

- William Buck has prepared the Independent Accountant's Report in Section 5. An amount of $15,000 GST exclusive has been paid or is agreed to be paid in respect of these services up to 3 February 2006 and William Buck will receive further payments in accordance with its normal time based charges.
- McCullough Robertson has provided certain assistance and advice to the Company in relation to due diligence enquiries, the Offer and this Prospectus. McCullough Robertson will be paid an amount of approximately $80,000 (exclusive of GST) in respect of these services up to 3 February 2006 and will receive further payments in accordance with its normal time based charges. McCullough Robertson has also been paid an amount of approximately $112,000 (exclusive of GST) associated with the issue of the Australian Convertible Notes, the re-quotation of the Company's Shares on the ASX in August 2005, and the IFL prospectus.
- Bell Potter has acted as underwriter to the Offer in respect of which it will receive fees as set out in section 8.4.

9.6 Litigation

The Company is not involved in any material legal or arbitration proceedings nor, so far as the Company is aware, are any such material proceedings pending or threatened against the Company.

9.7 Expenses of the Offer

The total estimated expenses of the Offer payable by the Company including ASX and ASIC fees, legal fees, accountant's fees, underwriting fees, share registry fees, printing costs and other miscellaneous expenses are estimated to be approximately $695,000.

9.8 Documents available for inspection

Copies of the following documents are available for inspection during normal office hours at the registered office of the Company for 12 months after the Prospectus Date:

- Constitution; and
- the written consents to the issue of this Prospectus.

9.9 Authorisation

Each Director has consented to the lodgement of the Prospectus with ASIC.

10. AUTHORISATION

This replacement Prospectus is issued by the Company. Each Director has consented to the lodgement of the replacement Prospectus with ASIC.

Dated 14th February, 2006

Bruce Judge

Chairman

11. GLOSSARY OF TERMS AND DEFINITIONS

AASB	Australian Accounting Standards Board
AEST	Australian Eastern Standard Time
A-IFRS	Australian Equivalents to International Reporting Standards
Applicant	individual or entities, being investors, who submit a valid Entitlement and Acceptance Form pursuant to this Prospectus
Application	application for New Shares pursuant to this Prospectus
Application Monies	money received by the Company pursuant to the Offer, being the Issue Price per Share multiplied by the number of Shares applied for
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532
ASTC Settlement Rules	the operating rules of ASTC
ASX	Australian Stock Exchange Limited ACN 008 624 691
ATO	Australian Tax Office
Australian Convertible Notes	the 6,000,000 convertible notes issued by the Company on 4 July 2005 on the terms and conditions set out in Section 8.3
Bell Potter	Bell Potter Securities Limited ACN 006 390 772
Board	board of directors of the Company
Company	Impact Capital Limited ABN 22 094 503 385
Constitution	constitution of the Company
Corporations Act	Corporations Act 2001 (Cth)
Director	director of the Company
Entitlement and Acceptance Form	the Rights Issue application form accompanying this Prospectus
Eligible Shareholders	holders of Shares at the Record Date
FY	financial year
GST	goods and services tax
IFL	Impact Funding Limited ABN 59 109 006 126, a wholly owned subsidiary of the Company
IFL Acquisition	the acquisition by the Company of all the issued shares in IFL completed on 1 July 2005
IFL Offer	an offer made pursuant to the IFL Prospectus to IFL shareholders to acquire all their shares in IFL in exchange for Shares on the basis of 2 Shares for every one IFL share held or 36,700,000 Shares in total.
IFL Prospectus	the prospectus dated 22 June 2005 lodged by the Company with ASIC pursuant to which the IFL Offer was made
Impact Capital	Impact Capital Limited ABN 22 094 503 385
Impact Group	Impact Capital, IFL, Impact UK and Impact Outlay

Impact Outlay	Impact Outlay Funding Pty Ltd ACN 115 715 547
Impact UK	Impact Funding (UK) Limited (company number 05174961), incorporated in the United Kingdom
IPO	initial public offering
Issue Date	the date on which New Shares are issued pursuant to the Rights Issue
Issue Price	$0.52 per Share
Listing Rules	listing rules of ASX
New Shares	the Shares in the Company offered under this Prospectus
Note Issue	the issue of the Australian Convertible Notes by the Company on the terms and conditions set out in Section 8.3
Offer	the Rights Issue
Placements	the placement of 19,230,770 Shares by the Company to sophisticated and professional investors at $0.52 and the placement of up to 600,000 shares to the Australian Convertible Noteholders at $0.52
Privacy Act	Privacy Act 1988 as amended from time to time
Pro forma Financial Information	the balance sheets for the Company as at 30 September 2005 and the consolidated pro forma balance sheet as at 30 September 2005 assuming that the Offer is fully subscribed
Prospectus	this replacement prospectus dated 14 February 2006
Prospectus Date	14 February 2006
Record Date	10 February 2006
Rights Issue	the non-renounceable offer of New Shares by the Company to Eligible Shareholders at the Issue Price on the basis of 1 New Share for every 10 Shares held
Rights Issue Closing Date	the date on which the Rights Issue offer closes
Share	a fully paid ordinary share in the Company
Shareholder(s)	holder(s) of any class of shares in the Company
Share Registry	Computershare Investor Services Pty Ltd
Third Party Investors	third party investors who were previously participants in the UK Funding Arrangements
UK Funding Arrangements	arrangements, entered into by the Company, IFL and Impact UK and Impact Outlay with the Third Party Investors who provided funding to Impact UK to commence its United Kingdom lending operations and Impact Outlay to commence the Australian disbursement funding business, which have now been terminated by agreement, as detailed in Section 3.9

Impact Capital Limited

ABN 22 094 503 385

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 505 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Use a black pen. Print in CAPITAL letters *inside the grey areas.*

| A | B | C | | 1 | 2 | 3 |

Entitlement and Acceptance Form

Non-Renounceable Entitlement Issue closing 5.00pm Melbourne time on 27 February 2006

Non-Renounceable Entitlement Issue of 1 New Share for every 10 Shares registered and entitled to participate at the record date at an issue price of A$0.52 per New Share.

Important:

- This document is of value and requires your immediate attention. If you do not understand it, or are in doubt as to how to deal with it, you should consult your accountant, stockbroker, solicitor or other professional adviser immediately.
- This Entitlement and Acceptance Form should not be relied upon as evidence of the current entitlement of the person named in this Entitlement and Acceptance Form.
- Receipt of this form by 5.00pm Melbourne time on 27 February 2006 with your payment will constitute acceptance in accordance with the terms of the Prospectus dated 1 February 2006.

A Securityholder Entitlement details

Subregister	Issuer
Existing Shares entitled to participate at Record Date on 10 February 2006	XXX,XXX,XXX
Entitlement to New Shares on a 1 for 10 basis	XXX,XXX,XXX
Amount payable on full acceptance at A$0.52 per New Share	X,XXX,XXX.XX
Entitlement Number	123456789012

To be completed by securityholder

B Number of New Shares Accepted

C Amount enclosed at A$0.52 per New Share

A$.

I/We enclose my/our payment for the amount shown below being payment of A$0.52 per New Share. I/We hereby authorise you to register me/us as the holder(s) of the Shares allotted to me/us, and I/we agree to be bound by the Constitution of the Company.

See back of form for completion guidelines

ICD NRM

011607_00HOSC

Impact Capital Limited
ABN 22 094 503 385

Pin cheque(s) here. Do not staple.

Entitlement X,XXX	**Payable** X,XXX

Entitlement Number: <xxxxxxxxxx>

B Number of New Shares Accepted

C Amount enclosed at A$0.52 per New Share

A$.

D Payment Details

Drawer	***Cheque Number***	***BSB Number***	***Account Number***	***Amount of cheque***
				A$

Make your cheque or bank draft payable to 'Impact Capital - Share Offer'

E Enter your contact details

Contact Name

Telephone Number - Business Hours / After Hours

( )

ow to complete the Entitlement and Acceptance Form

ıase complete all relevant sections of the Entitlement and Acceptance Form using BLOCK LETTERS in black ink. Note that photocopies will not be :epted.

əse instructions are cross-referenced to each section of the Entitlement and Acceptance Form.

A Details of your Entitlement based on your Securityholding at 5.00pm Melbourne time on 10 February 2006 are shown in box A on the front of this Entitlement Form.

B **New Securities Accepted**

You can apply to accept either all, or part of, your Entitlement. Enter in box B the number of New Shares you wish to accept from your Entitlement.

- To accept your Entitlement in full, write in box B the number of New Shares shown in box A as your Entitlement.
- To accept part of your Entitlement only, write in box B the number of New Shares for which you wish to apply.

Please ensure you complete Section B on the top and bottom of the form.

C **Acceptance Monies**

Enter the amount of Acceptance Monies. To calculate the amount payable, multiply the number of New Shares applied for by the issue price.

Please ensure you complete Section C on the top and bottom of the form.

D **Payment Details**

Make your cheque or bank draft payable to 'Impact Capital - Share Offer' in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box C.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Acceptance being rejected. Pin (do not staple) your cheque(s) to the Entitlement and Acceptance Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

E **Contact Details**

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

011607 00HOSC

N R M

directors reserve the right to make amendments to this form where appropriate.

; form may not used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 850 505 for an appropriate form, or download hange of Address Notification form from www.computershare.com.

ESS holders must contact their Controlling Participant

ȷgement of Acceptance

əptance Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5.00pm Melbourne time on ·ebruary 2006. Return the Entitlement and Acceptance Form with cheque(s) attached to:

əct Capital - Share Offer ıputershare Investor Services Pty Limited) Box 505 .BOURNE VIC 8060	OR	Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street ABBOTSFORD VIC 3067

ICD

ʋacy Statement

ɔonal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of ıtaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details ɔur personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the ɔorations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect :o receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

ıu have any enquiries concerning your entitlement, please contact Computershare Investor Services Pty Limited on 1300 850 505.

This is an important document that should be read in its entirety. You may wish to consult your stockbroker, accountant or independent financial advisor about its contents. An investment in Impact Capital Limited should be considered speculative.

IMPACT CAPITAL LIMITED
PO Box 7111
Riverside Centre
Brisbane Q 4001